Exhibit 10.12

PUBLIC HEALTH SERVICE

COOPERATIVE RESEARCH AND DEVELOPMENT AGREEMENT

This Cooperative Research and Development Agreement, hereinafter referred to as the “CRADA,” consists of this Cover Page, an attached Agreement, and various Appendices referenced in the Agreement. This Cover Page serves to identify the Parties to this CRADA:

(1) the following Bureau(s), Institute(s), Center(s) or Division(s) of the National Institutes of Health (“NIH”), the Food and Drug Administration (“FDA”), and the Centers for Disease Control and Prevention (“CDC”):

The National Cancer Institute (“NCI”), hereinafter singly or collectively referred to as the Public Health Service (“PHS”); and

(2) Biovest International, which has offices at 540 Sylvan Avenue, Englewood Cliffs, NJ 07632-3022, hereinafter referred to as the “Collaborator.”

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COOPERATIVE RESEARCH AND DEVELOPMENT AGREEMENT

Article 1. Introduction

This Cooperative Research and Development Agreement (CRADA) between PHS and the Collaborator will be effective when signed by all Parties. The research and development activities which will be undertaken by each of the Parties in the course of this CRADA are detailed in the Research Plan (RP) which is attached as Appendix A. The funding and staffing commitments of the Parties are set forth in Appendix B. Any exceptions or changes to the CRADA are set forth in Appendix C. This CRADA is made under the authority of the Federal Technology Transfer Act, 15 U.S.C. 3710a and is governed by its terms.

Article 2. Definitions

As used in this CRADA, the following terms shall have the indicated meanings:

2.1	“Affiliate” means any corporation or other business entity controlled by, controlling, or under common control with Collaborator. For this purpose, “control” means direct or indirect beneficial ownership of at least fifty (50) percent of the voting stock or at least fifty (50) percent interest in the income of such corporation or other business.

2.2	“Cooperative Research and Development Agreement” or “CRADA” means this Agreement, entered into by PHS pursuant to the Federal Technology Transfer Act of 1986, as amended, 15 U.S.C. 3710a et seq. and Executive Order 12591 of October 10. 1987.

2.3	“Government” means the Government of the United States as represented through the PHS agency that is a Party to this agreement.

2.4	“IP” means intellectual property.

2.5	“Invention” means any invention or discovery which is or may be patentable or otherwise protected under title 35, United States Code, or any novel variety or plant which is or may be protectable under the Plant Variety Protection Act (7 U.S.C. 2321 et seq.).

2.6	“Principal Investigator(s)” or “PIs” means the persons designated respectively by the Parties to this CRADA who will be responsible for the scientific and technical conduct of the RP.

2.7	“Proprietary/Confidential Information” means confidential scientific, business, or financial information provided that such information does not include:

2.7.1	information that is publicly known or available from other sources who are not under a confidentiality obligation to the source of the information;

2.7.2	information which has been made available by its owners to others without a confidentiality obligation;

2.7.3	information which is already known by or available to the receiving Party without a confidentiality obligation; or

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2.7.4	information which relates to potential hazards or cautionary warnings associated with the production, handling or use of the subject matter of the Research Plan of this CRADA.

2.8	“Research Materials” means all tangible materials other than Subject Data first produced in the performance of this CRADA.

2.9	“Research Plan” or “RP” means the statement in Appendix A of the respective research and development commitments of the Parties to this CRADA.

2.10	“Subject Invention” means any Invention of the Parties, conceived or first actually reduced to practice in the performance of the Research Plan of this CRADA.

2.11	“Subject Data” means all recorded information first produced in the performance of this CRADA by the Parties.

Article 3. Cooperative Research

3.1	Principal Investigators. PHS research work under this CRADA will be performed by the PHS laboratory identified in the RP, and the PHS Principal Investigator (PI) designated in the RP will be responsible for the scientific and technical conduct of this project on behalf of PHS. Also designated in the RP is the Collaborator PI who will be responsible for the scientific and technical conduct of this project on behalf of the Collaborator.

3.2	Research Plan Change. The RP may be modified by mutual written consent of the Principal Investigators. Substantial changes in the scope of the RP will be treated as amendments under Article 13.6.

Article 4. Reports

4.1	Interim Reports. The Parties shall exchange formal written interim progress reports on a schedule agreed to by the PIs, but at least within twelve (12) months after this CRADA becomes effective and at least within every twelve (12) months thereafter. Such reports shall set forth the technical progress made, identifying such problems as may have been encountered and establishing goals and objectives requiring further effort, any modifications to the Research Plan pursuant to Article 3.2, and identify Subject Inventions pursuant to Article 6.1.

4.2	Final Reports. The Parties shall exchange final reports of their results within four (4) months after completing the projects described in the RP or after the expiration or termination of this CRADA.

Article 5. Financial and Staffing Obligations

5.1	PHS and Collaborator Contributions. The contributions of the Parties, including payment schedules, if applicable, are set forth in Appendix B. PHS shall not be obligated to perform any of the research specified herein or to take any other action required by this CRADA if the funding is not provided as set forth in Appendix B. PHS shall return excess funds to the Collaborator when it sends its final fiscal report pursuant to Article 5.2, except for staffing support pursuant to Article 10.3. Collaborator acknowledges that the U.S. Government will have the authority to retain and expend any excess funds for up to one (1) year subsequent to the expiration or termination of the CRADA to cover any costs incurred during the term of the CRADA in undertaking the work set forth in the RP.

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5.2	Accounting Records. PHS shall maintain separate and distinct current accounts, records, and other evidence supporting all its obligations under this CRADA. and shall provide the Collaborator a final fiscal report pursuant to Article 4.2.

5.3	Capital Equipment. Equipment purchased by PHS with funds provided by the Collaborator shall be the property of PHS. All capital equipment provided under this CRADA by one party for the use of another Party remains the property of the providing Party unless other disposition is mutually agreed upon by in writing by the Parties. If title to this equipment remains with the providing Party, that Party is responsible for maintenance of the equipment and the costs of its transportation to and from the site where it will be used.

Article 6. Patent Applications

6.1	Reporting. The Parties shall promptly report to each other in writing each Subject Invention and any patent applications filed thereon resulting from the research conducted under this CRADA that is reported to them by their respective employees. Each Party shall report all Subject Inventions to the other Party in sufficient detail to determine inventorship. Such reports shall be treated as Proprietary/Confidential Information in accordance with Article 8.4.

6.2	Filing of Patent Applications. Each party shall be responsible for filing patent or other IP applications in a timely manner and at its own expense and after consultation with the other Party. The Parties will consult and mutually determine a filing strategy for jointly-owned subject inventions.

6.3	Patent Expenses. The expenses attendant to the filing of patent or other IP applications generally shall be paid by the Parly filing such application. If an exclusive license to any Subject Invention is granted to the Collaborator, the Collaborator shall be responsible for all past and future out-of-pocket expenses in connection with the preparation, filing, prosecution and maintenance of any applications claiming such exclusively-licensed inventions and any patents or other IP grants that may issue on such applications. The Collaborator may waive its exclusive license rights on any application, patent or other IP grant at any time, and incur no subsequent compensation obligation for that application, patent or IP grant.

6.4	Prosecution of Intellectual Property Applications. Within one month of receipt or filing, each Party shall provide the other Party with copies of the applications and all documents received from or filed with the relevant patent or other IP office in connection with the prosecution of such applications. Each Party shall also provide the other Party with the power to inspect and make copies of all documents retained in the patent or other IP application files by the applicable patent or other IP office. Where licensing is contemplated by Collaborator, the Parties agree to consult with each other with respect to the prosecution of applications for PHS Subject Inventions and joint Subject Inventions. If the Parties agree that Collaborator shall file and prosecute IP applications on joint Subject Inventions, then Collaborator agrees to grant PHS an associate power of attorney (or its equivalent) on such IP applications.

Article 7. Licensing

7.1

Option for Commercialization License. With respect to Government IP rights to any Subject Invention not made solely by the Collaborator’s employees for which a patent or other IP application is filed, PHS hereby grants to the Collaborator an exclusive option to elect an exclusive or nonexclusive commercialization license, which is substantially in the form of the appropriate model PHS license agreement. This option does not apply to Subject Inventions conceived prior to the effective date of this CRADA that are reduced to practice under this CRADA, if prior to that reduction to practice, PHS has

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filed a patent application on the invention and has licensed it or offered to license it to a third party. The terms of the license will fairly reflect the nature of the invention, the relative contributions of the Parties to the invention and the CRADA, the risks incurred by the Collaborator and the costs of subsequent research and development needed to bring the invention to the marketplace. The field of use of the license will be commensurate with the scope of the RP.

7.2	Exercise of License Option. The option of Article 7.1 must be exercised by written notice mailed within three (3) months after either (I) Collaborator receives written notice from PHS that the patent or other IP application has been filed; or (ii) the date Collaborator files such IP application. Exercise of this option by the Collaborator initiates a negotiation period that expires nine (9) months after the exercise of the option. If the last proposal by the Collaborator has not been responded to in writing by PHS within this nine (9) month period, the negotiation period shall be extended to expire one (1) month after PHS so responds, during which month the Collaborator may accept in writing the final license proposal of PHS. In the absence of such acceptance, or an extension of the time limits by PHS, PHS will be free to license such IP rights to others. In the event that the Collaborator elects the option for an exclusive license, but no such license is executed during the negotiation period, PHS agrees not to make an offer for an exclusive license on more favorable terms to a third party for a period of six (6) months without first offering Collaborator those more favorable terms. These times may be extended at the sole discretion of PHS upon good cause shown in writing by the Collaborator.

7.3	License for PHS Employee Inventions and Joint Inventions. Pursuant to 15 U.S.C.’ 3710a(b)(l)(A), for Subject Inventions made under this CRADA by a PHS employee(s) or jointly by such employee(s) and employees of the Collaborator and licensed pursuant to the option of Article 7.1, the Collaborator grants to the Government a nonexclusive, nontransferable, irrevocable, paid-up license to practice the invention or have the invention practiced throughout the world by or on behalf of the Government. In the exercise of such license, the Government shall not publicly disclose trade secrets or commercial or financial information that is privileged or confidential within the meaning of 5 U.S.C. 552(b)(4) or which would be considered as such if it had been obtained from a non-Federal party.

7.4	License in Collaborator Inventions. Pursuant to 15 U.S.C.’ 3710a(b)(2), for inventions made solely by Collaborator employees under this CRADA, the Collaborator grants to the Government a nonexclusive, nontransferable, irrevocable, paid-up license to practice the invention or have the invention practiced throughout the world by or on behalf of the Government for research or other Government purposes.

7.5	Third Party License. Pursuant to 15 U.S.C.’ 3710a(b)(l)(B), if PHS grants an exclusive license to a Subject Invention made wholly by PHS employees or jointly with a Collaborator under this CRADA, the Government shall retain the right to require the Collaborator to grant to a responsible applicant a nonexclusive, partially exclusive, or exclusive sublicense to use the invention in Collaborator=s licensed field of use on terms that are reasonable under the circumstances; or if the Collaborator fails to grant such a license, to grant the license itself. The exercise of such rights by the Government shall only be in exceptional circumstances and only if the Government determines (I) the action is necessary to meet health or safety needs that are not reasonably satisfied by Collaborator, (ii) the action is necessary to meet requirements for public use specified by Federal regulations, and such requirements are not reasonably satisfied by the Collaborator; or (iii) the Collaborator has failed to comply with an agreement containing provisions described in 15 U.S.C. 3710a(c)(4)(B). The determination made by the Government under this Article is subject to administrative appeal and judicial review under 35 U.S.C. 203(2).

7.6

Joint Inventions Not Exclusively Licensed. In the event that the Collaborator does not acquire an exclusive commercialization license to IP rights in all fields in joint Subject Inventions then each Party

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shall have the right to use the joint Subject Invention and to license its use to others in all fields not exclusively licensed to Collaborator. The Parties may agree to a joint licensing approach for such IP rights.

Article 8. Proprietary Rights and Publication

8.1	Right of Access. PHS and the Collaborator agree to exchange all Subject Data produced in the course of research under this CRADA. Research Materials will be shared equally by the Parties to the CRADA unless other disposition is agreed to by the Parties. All Parties to this CRADA will be free to utilize Subject Data and Research Materials for their own purposes, consistent with their obligations under this CRADA.

8.2	Ownership of Subject Data and Research Materials. Subject to the sharing requirements of Paragraph 8.1 and the regulatory filing requirements of Paragraph 8.3, the producing Party will retain ownership of and title to all Subject Inventions, all Subject Data and all Research Materials produced solely by their investigators. Jointly developed Subject Inventions, Subject Data and Research Materials will be jointly owned.

8.3	Dissemination of Subject Data and Research Materials. To the extent permitted by law, the Collaborator and PHS agree to use reasonable efforts to keep Subject Data and Research Materials confidential until published or until corresponding patent applications are filed. Any information that would identify human subjects of research or patients will always be maintained confidentially. To the extent permitted by law, the Collaborator shall have the exclusive right to use any and all CRADA Subject Data in and for any regulatory filing by or on behalf of Collaborator, except that PHS shall have the exclusive right to use Subject Data for that purpose, and authorize others to do so, if the CRADA is terminated or if Collaborator abandons its commercialization efforts. Collaborator acknowledges the basic research mission of the PHS, and agrees that after publication, PHS may make unpatented research materials arising out of this CRADA available to third parties for further research.

8.4	Proprietary/Confidential Information. Each Party agrees to limit its disclosure of Proprietary/Confidential Information to the amount necessary to carry out the Research Plan of this CRADA, and shall place a confidentiality notice on all such information. Confidential oral communications shall be reduced to writing within 30 days by the disclosing Party. Each Party receiving Proprietary/Confidential Information agrees that any information so designated shall be used by it only for the purposes described in the attached Research Plan. Any Party may object to the designation of information as Proprietary/Confidential Information by another Party. Subject Data and Research Materials developed solely by the Collaborator may be designated as Proprietary/Confidential Information when they are wholly separable from the Subject Data and Research Materials developed jointly with PHS investigators, and advance designation of such data and material categories is set forth in the RP. The exchange of other confidential information, e.g., patient-identifying data, should be similarly limited and treated. Jointly developed Subject Data and Research Material derived from the Research Plan may be disclosed by Collaborator to a third party under a confidentiality agreement for the purpose of possible sublicensing pursuant to the Licensing Agreement and subject to Article 8.7.

8.5

Protection of Proprietary/Confidential Information. Proprietary/Confidential Information shall not be disclosed, copied, reproduced or otherwise made available to any other person or entity without the consent of the owning Party except as required under court order or the Freedom of Information Act (5 U.S.C. ‘ 552). Each Party agrees to use its best efforts to maintain the confidentiality of Proprietary/Confidential Information. Each Party agrees that the other Party is not liable for the disclosure of Proprietary/Confidential Information which, after notice to and consultation with the concerned Party, the

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other Party in possession of the Proprietary/Confidential Information determines may not be lawfully withheld, provided the concerned Party has been given an opportunity to seek a court order to enjoin disclosure.

8.6	Duration of Confidentiality Obligation. The obligation to maintain the confidentiality of Proprietary/Confidential Information shall expire at the earlier of the date when the information is no longer Proprietary Information as defined in Article 2.7 or three (3) years after the expiration or termination date of this CRADA. The Collaborator may request an extension to this term when necessary to protect Proprietary/Confidential Information relating to products not yet commercialized.

8.7	Publication. The Parties are encouraged to make publicly available the results of their research. Before either Party submits a paper or abstract for publication or otherwise intends to publicly disclose information about a Subject Invention, Subject Data or Research Materials, the other Party shall be provided thirty (30) days to review the proposed publication or disclosure to assure that Proprietary/Confidential Information is protected. The publication or other disclosure shall be delayed for up to thirty (30) additional days upon written request by any Party as necessary to preserve U.S. or foreign patent or other IP rights.

Article 9. Representations and Warranties

9.1	Representations and Warranties of PHS. PHS hereby represents and warrants to the Collaborator that the official signing this CRADA has authority to do so.

9.2	Representations and Warranties of the Collaborator.

(a) The Collaborator hereby represents and warrants to PHS that the Collaborator has the requisite power and authority to enter into this CRADA and to perform according to its terms, and that the Collaborator’s official signing this CRADA has authority to do so. The Collaborator further represents that it is financially able to satisfy any funding commitments made in Appendix B.

(b) The Collaborator certifies that the statements herein are true, complete, and accurate to the best of its knowledge. The Collaborator is aware that any false, fictitious, or fraudulent statements or claims may subject it to criminal, civil, or administrative penalties.

Article 10. Termination

10.1	Termination By Mutual Consent. PHS and the Collaborator may terminate this CRADA, or portions thereof, at any time by mutual written consent. In such event the Parties shall specify the disposition of all property, inventions, patent or other IP applications and other results of work accomplished or in progress, arising from or performed under this CRADA, all in accordance with the rights granted to the Parties under the terms of this Agreement.

10.2	Unilateral Termination. Either PHS or the Collaborator may unilaterally terminate this entire CRADA at any time by giving written notice at least thirty (30) days prior to the desired termination date, and any rights accrued in property, patents or other IP rights shall be disposed of as provided in paragraph 10.1, except that PHS may, at its option, retain funds transferred to PHS prior to unilateral termination by Collaborator for use in completing the Research Plan solely or with another partner.

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10.3	Staffing. If this CRADA is mutually or unilaterally terminated prior to its expiration, funds will nevertheless remain available to PHS for continuing any staffing commitment made by the Collaborator pursuant to Article 5.1 above and Appendix B, if applicable, for a period of six (6) months after such termination. If there are insufficient funds to cover this expense, the Collaborator agrees to pay the difference.

10.4	New Commitments. No Party shall make new commitments related to this CRADA after a mutual termination or notice of a unilateral termination and shall, to the extent feasible, cancel all outstanding commitments and contracts by the termination date.

10.5	Termination Costs. Concurrently with the exchange of final reports pursuant to Articles 4.2 and 5.2, PHS shall submit to the Collaborator for payment a statement of all costs incurred prior to the date of termination and for all reasonable termination costs including the cost of returning Collaborator property or removal of abandoned property, for which Collaborator shall be responsible.

Article 11. Disputes

11.1	Settlement. Any dispute arising under this CRADA which is not disposed of by agreement of the Principal Investigators shall be submitted jointly to the signatories of this CRADA. If the signatories are unable to jointly resolve the dispute within thirty (30) days after notification thereof, the Assistant Secretary for Health (or his/her designee or successor) shall propose a resolution. Nothing in this Article shall prevent any Party from pursuing any additional administrative remedies that may be available and, after exhaustion of such administrative remedies, pursuing all available judicial remedies.

11.2	Continuation of Work. Pending the resolution of any dispute or claim pursuant to this Article, the Parties agree that performance of all obligations shall be pursued diligently in accordance with the direction of the PHS signatory.

Article 12. Liability

12.1	Property. The U.S. Government shall not be responsible for damages to any Collaborator property provided to PHS, where Collaborator retains title to the property, or any property acquired by Collaborator for its own use pursuant to this CRADA.

12.2	NO WARRANTIES. EXCEPT AS SPECIFICALLY STATED IN ARTICLE 9, THE PARTIES MAKE NO EXPRESS OR IMPLIED WARRANTY AS TO ANY MATTER WHATSOEVER, INCLUDING THE CONDITIONS OF THE RESEARCH OR ANY INVENTION OR PRODUCT, WHETHER TANGIBLE OR INTANGIBLE, MADE, OR DEVELOPED UNDER THIS CRADA, OR THE OWNERSHIP, MERCHANTABILITY, OR FITNESS FOR A PARTICULAR PURPOSE OF THE RESEARCH OR ANY INVENTION OR PRODUCT.

12.3	Indemnification. The Collaborator agrees to hold the U.S. Government harmless and to indemnify the Government for all liabilities, demands, damages, expenses and losses arising out of the use by the Collaborator for any purpose of the Subject Data, Research Materials and/or Subject Inventions produced in whole or part by PHS employees under this CRADA, unless due to the negligence or willful misconduct of PHS, its employees, or agents. The Collaborator shall be liable for any claims or damages it incurs in connection with this CRADA. PHS has no authority to indemnify the Collaborator.

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12.4	Force Majeure. Neither Party shall be liable for any unforeseeable event beyond its reasonable control not caused by the fault or negligence of such Party, which causes such Party to be unable to perform its obligations under this CRADA, and which it has been unable to overcome by the exercise of due diligence. In the event of the occurrence of such a force majeure event, the Party unable to perform shall promptly notify the other Party. It shall further use its best efforts to resume performance as quickly as possible and shall suspend performance only for such period of time as is necessary as a result of the force majeure event.

Article 13. Miscellaneous

13.1	Governing Law. The construction, validity, performance and effect of this CRADA shall be governed by Federal law, as applied by the Federal Courts in the District of Columbia. Federal law and regulations will preempt any conflicting or inconsistent provisions in this CRADA.

13.2	Entire Agreement. This CRADA constitutes the entire agreement between the Parties concerning the subject matter of this CRADA and supersedes any prior understanding or written or oral agreement.

13.3	Headings. Titles and headings of the articles and subarticles of this CRADA are for convenient reference only, do not form a part of this CRADA, and shall in no way affect its interpretation. The PHS component that is the Party for all purposes of this CRADA is the Bureau(s), Institute(s), Center(s) or Division(s) listed on the Cover Page herein.

13.4	Waivers. None of the provisions of this CRADA shall be considered waived by any Party unless such waiver is given in writing to the other Party. The failure of a Party to insist upon strict performance of any of the terms and conditions hereof, or failure or delay to exercise any rights provided herein or by law, shall not be deemed a waiver of any rights of any Party.

13.5	Severability. The illegality or invalidity of any provisions of this CRADA shall not impair, affect, or invalidate the other provisions of this CRADA.

13.6	Amendments. If either Party desires a modification to this CRADA, the Parties shall, upon reasonable notice of the proposed modification or extension by the Party desiring the change, confer in good faith to determine the desirability of such modification or extension. Such modification shall not be effective until a written amendment is signed by the signatories to this CRADA or by their representatives duly authorized to execute such amendment.

13.7	Assignment. Neither this CRADA nor any rights or obligations of any Party hereunder shall be assigned or otherwise transferred by either Party without the prior written consent of the other Party.

13.8	Notices. All notices pertaining to or required by this CRADA shall be in writing and shall be signed by an authorized representative and shall be delivered by hand or sent by certified mail, return receipt requested, with postage prepaid, to the addresses indicated on the signature page for each Party. Notices regarding the exercise of license options shall be made pursuant to Article 7.2. Any Party may change such address by notice given to the other Party in the manner set forth above.

13.9	Independent Contractors. The relationship of the Parties to this CRADA is that of independent contractors and not agents of each other or joint venturers or partners. Each Party shall maintain sole and exclusive control over its personnel and operations. Collaborator employees who will be working at PHS facilities may be asked to sign a Guest Researcher or Special Volunteer Agreement appropriately modified in view of the terms of this CRADA.

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13.10	Use of Name or Endorsements. By entering into this CRADA. PHS does not directly or indirectly endorse any product or service provided, or to be provided, whether directly or indirectly related to either this CRADA or to any patent or other IP license or agreement which implements this CRADA by its successors, assignees, or licensees. The Collaborator shall not in any way state or imply that this CRADA is an endorsement of any such product or service by the U.S. Government or any of its organizational units or employees. Collaborator issued press releases that reference or rely upon the work of PHS under this CRADA shall be made available to PHS at least 7 days prior to publication for review and comment.

13.11	Exceptions to this CRADA. Any exceptions or modifications to this CRADA that are agreed to by the Panics prior to their execution of this CRADA are set forth in Appendix C.

13.12	Reasonable Consent. Whenever a Party’s consent or permission is required under this CRADA, such consent or permission shall not be unreasonably withheld.

Article 14. Duration of Agreement

14.1	Duration. It is mutually recognized that the duration of this project cannot be rigidly defined in advance, and that the contemplated time periods for various phases of the RP are only good faith guidelines subject to adjustment by mutual agreement to fit circumstances as the RP proceeds. In no case will the term of this CRADA extend beyond the term indicated in the RP unless it is revised in accordance with Article 13.6.

14.2	Survivability. The provisions of Articles 4.2, 5-8, 10.3-10.5, 11.1, 12.2-12.4, 13.1, 13.10 and 14.2 shall survive the termination of this CRADA.

SIGNATURES BEGIN ON THE NEXT PAGE

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FOR PHS:

/s/ Alan Ralsor	8/30/01
Alan Ralsor, M.D.	Date
Deputy Director, NCI

Mailing Address for Notices:

National Cancer Institute-Frederick

Technology Transfer Branch

1003 West Seventh Street, Suite 502

Frederick MD 21701

Phone: 301-846-5465

FAX: 301-846-6820

FOR THE COLLABORATOR:

/s/ Christopher Kyriakides
Date

Mailing Address for Notices:

Biovest International, Inc.

8500 Evergreen Boulevard

Minneapolis MN 55433

763-786-0302

763-786-0915

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APPENDIX A

RESEARCH PLAN

Clinical Development of Hybridoma-Based Idiotypic Vaccines for

Treatment of Follicular B-Cell Lymphoma

NCI Principal Investigator(s)

Larry W. Kwak, M.D., Ph.D.

Center for Cancer Research (CCR)

National Cancer Institute (NCI)

Collaborator Principal Investigator(s)

Christopher Kyriakides, M.D., FAAPMR

Chief Executive Officer

Biovest International, Inc.

Term of CRADA

Eight (8) years from the date of the final CRADA signature.

A Letter of Intent (LOI) for this CRADA was executed

by and between the Parties on January 9, 2001.

An Extension to the LOI was executed by and between

the Parties on June 25, 2001

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GOALS OF THIS CRADA

The goal of this project is to develop an efficacious hybridoma-based idiotype vaccine to produce long-term disease-free survival in follicular B-cell lymphoma patients who have attained a complete clinical response from chemotherapy and to compile data required to support a Biological License Application (BLA) to the U.S. Food and Drug Administration (FDA) for hybridoma-based idiotype follicular B-cell lymphoma vaccine.

The Center for Cancer Research (CCR), National Cancer Institute (NCI) and Collaborator shall work together toward the successful development of the hybridoma-based idiotype vaccine as a safe and effective novel anti-cancer treatment for follicular B-cell lymphoma. The CCR will work closely with Collaborator to obtain and evaluate the clinical data that may be required to allow Collaborator to obtain regulatory approval by the FDA. Collaborator will provide expertise in the development, formulation and Good Manufacturing Practice (GMP) production of the vaccine. Additionally, CCR will work with Collaborator in the ongoing clinical trial planned under this CRADA as well as all regulatory aspects and the BLA filings necessary for Collaborator to obtain marketing approval.

The scope of this CRADA includes the development of the processes required for large-scale GMP production of adequate numbers of GMP-produced and formulated idiotype vaccines-to complete the clinical development of this treatment for follicular B-Cell lymphoma. This vaccine strategy involves the use of an immunological adjuvant, granulocyte-macrophage colony-stimulating factor (GM-CSF), which is currently being provided to NCI for this study under a Clinical Trial Agreement with Immunex.

BACKGROUND

INTRODUCTION

Current Treatment of Indolent Follicular Lymphomas

The indolent follicular lymphomas (FL) are follicular small-cleaved cell (FSC) and follicular mixed lymphoma (FM). Stage I and II patients comprise only 10% to 15% of all cases of follicular lymphomas and are best managed with radiation therapy. Eighty-five percent of patients with follicular lymphomas present with stage III or IV disease. The optimal management of these patients remains controversial and has generally followed two divergent approaches (1, 2). An aggressive approach, which has included radiation therapy, combination chemotherapy, or combined modality therapy; and a conservative approach that involves no initial treatment followed by a single-agent chemotherapy or involved-field radiotherapy when required (3, 4). Most forms of systemic therapy have the capacity to produce high complete response rates. However, they have failed to produce long-term disease-free survival or to prolong overall survival; thus, it has become clear that the vast majority of patients with this disease will relapse and die of their lymphoma, despite its usually indolent course.

Technology Summary

The development of a vaccine against human malignancies has been a long-sought goal, which has yet to be achieved. Many of the efforts toward this end have been frustrated by the lack of identification of a tumor-specific antigen which would allow tumor cells to be distinguished from normal cells. Conceptually, such an antigen could be used as a vaccine to induce the host’s immune system to reject cells bearing that antigen.

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Immunoglobulin (Ig) molecules are composed of heavy and light chains, which possess highly specific variable regions at their amino termini. The variable regions of heavy and light chains combine to form the unique antigen-recognition site of the Ig protein. These variable regions contain determinants that can themselves be recognized as antigens, or idiotypes. B-cell malignancies are composed of clonal proliferations of cells synthesizing a single antibody molecule with unique variable regions in the heavy and light chains. B-cell lymphomas are neoplasms of mature resting and reactive lymphocytes, which generally express synthesized Ig on the cell surface. The idiotypic determinants of the surface Ig of a B-cell lymphoma can thus serve as a tumor-specific marker for the malignant clone.

Studies in experimental animals, as well as in man, have demonstrated the utility of the Ig idiotype as a tumor-specific antigen (5, 6). Lynch and Eisen were the first to demonstrate that active immunization against idiotypic determinants on malignant B cells could produce resistance to tumor growth, and this phenomenon of idiotype tumor resistance has been reproduced subsequently in a number of syngeneic experimental tumor models, as well as specific anti-tumor therapy against established tumors (7-16). These results, taken together, provided the rationale for testing autologous tumor-derived idiotypic surface Ig (Id) as a therapeutic “vaccine” against human B-cell lymphoma.

Summary of Previous Clinical Studies Sponsored by NCI

Phase 1 Clinical Trial.

Kwak et al. first immunized human patients with B-cell lymphoma with autologous Id protein (17). The Id-keyhole limpet hemocyanin (Id-KLH) was emulsified in a Pluronic polymer-based adjuvant vehicle formulation. Ultimately, approximately 40 patients were treated on this protocol. Because the study population was heterogeneous, it was not designed to answer the question of anti-tumor efficacy. Rather, this first study assessed the question of immunogenicity; i.e., is it even possible to immunize a patient against a self-tumor antigen? In this context, this study was important, because it demonstrated that patients with B-cell lymphoma could be induced to make primarily idiotype-specific antibody responses, but with little evidence for T-cell immunity.

Improving the potency of the Id-KLH Vaccine.

At the NCI, the objective of Id vaccine development has been to further optimize the immunogenicity of this vaccine. To this end, NCI focused on the use of novel immunological adjuvants, which were 1), more potent and 2) more effective in the induction of cell-mediated immune responses, particularly CD8+ T-cells, compared with the pluronic polymer-based adjuvant used in the pilot study.

As a preclinical aim, Kwak et al. utilized a murine B cell tumor as a model system in which to screen promising immunological adjuvants. A number of these included cytokines, and among these, GM-CSF emerged as a promising adjuvant for idiotypic Ig antigen (18).

The results demonstrated that the augmented survival benefit afforded by immunization with relevant Id-KLH alone could significantly enhanced by the addition of GM-CSF at either the 100 or 10,000 unit dose. A curious but reproducible observation was the loss of this protective effect at a higher dose of GM-CSF of 50,000 units. These data suggest that GM-CSF may have a potent adjuvant effect in vivo for Id-KLH antigen, especially at relatively low doses.

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Furthermore, T-cell subset depletion experiments demonstrated that effector CD8+ T-cells were required for anti-tumor immunity.

Phase 2 Clinical Trial.

Based on the findings of this preclinical study, the NCI sponsored a Phase 2 clinical study to evaluate the ability of this new idiotype vaccine to elicit tumor-specific T-cell immunity, as measured by the ability of patient T cells to specifically lyse their own tumor cells in vitro, and to exert antitumor effects as measured by the elimination of t(14; 18)-bearing cells from the peripheral blood of uniformly treated FL patients in first CR (complete remission). Patients in this study were previously untreated and received a uniform chemotherapy regimen, PACE; Prednisone, Adriamycin, Cytoxan, and Etoposide. (modified ProMACE without methotrexate). By design, therefore, they comprised a very homogeneous patient population in a minimal residual disease state. Of 35 patients, 23 (66%) achieved CR by standard clinical criteria. One of the patients was lost to analysis because of early relapse within six months, and two were excluded because a vaccine could not be made. This left a total study group of 20 patients in CR. Six to 15 months after completion of chemotherapy, these 20 patients were treated with a series of five monthly vaccinations with autologous FL Ig protein (0.5 mg) conjugated to KLH, together with local granulocyte-macrophage colony-stimulating factor (GM-CSF, 100 or 500 mcg/m2) subcutaneously (19).

Eighteen of 20 patients remain in continuous, first complete remission (median: 42+ months from completion of chemotherapy, range: 28+ to 53+). UPN 9 and 14 relapsed at 15 and 7 months after completion of vaccine therapy, respectively. UPN 9 had never cleared the t(14; 18)-bearing cells from the peripheral blood; UPN 14 did not have the MBR rearrangement and thus, molecular CR status could not be established.

The rationale for a pivotal, randomized trial, which is the subject of this CRADA is thus based on three independent results from this completed Phase 2 study: (1) tumor-specific CD8+ T-cell responses (cytotoxicity against autologous FL targets and cytokine production) were seen in 17 of 20 (85%) vaccinated patients, (2) 8 of 11 (73%) patients sampled after completion of vaccination converted to PCR negative and have maintained both PCR negativity and clinical CR, and (3) with a median follow-up of 36+ months after completion of chemotherapy (range 22+ to 47+ months), 18 of 20 (90%) patients remain in continuous clinical CR.

Taken together, these data suggest that idiotype vaccination can elicit a tumor-specific response that is associated with clearance of residual tumor cells from the blood in the majority of patients with FL. It remains to be determined whether molecular CR is associated with prolonged disease-free survival. However, this systematic analysis of molecular response rate provides the first evidence for an anti-tumor effect of vaccination. Finally, this study established GM-CSF as an essential component of the vaccine strategy, particularly for induction of CD8+ T-cell responses.

CCR, NCI

Dr. Kwak and his group pioneered the first human studies of vaccines for B-cell malignancies. Dr Kwak’s group has a broad range of scientific and clinical interests spanning tumor immunology, adoptive T cell therapy, and management of lymphomas and myelomas.

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Specific work in his laboratory is focused on studies of immunobiology and immunotherapy of hematological malignancies. The laboratory’s principal objective is to obtain conclusive proof for the cancer vaccine concept; i.e., simply that it is possible to induce an immune response against a self protein, which is inherently poorly immunogenic, in human cancer patients. The goals for vaccine development are: (1) to increase the potency of vaccine formulations, and (2) to develop formulations which are more effective in activating the cellular arm of the immune response. The working hypothesis is that achieving the eventual goal of demonstrating clinical efficacy will depend on the ability of vaccines to elicit sustained, potent cell-mediated responses.

The current clinical trial of Id vaccination in previously untreated patients with follicular lymphomas initiated by the laboratory, which is the subject of this CRADA, features a new formulation of the prototype Id-KLH conjugate vaccine using GM-CSF as a potent immunological adjuvant. CD8+ T cell responses, capable of lysing autologous tumor targets, and molecular remissions have been observed in the vast majority of vaccinated patients.

BIOVEST INTERNATIONAL INC.

INTRODUCTION

The proprietary technology of Biovest (hollow fiber bioreactor instrumentation) that will be applied under this CRADA utilizes a patented process that optimizes fluid flow dynamics within perfused bioreactors to maintain high cell densities and continuously harvest secreted protein for extended periods of time. An experienced team of mechanical, electrical, software and biochemical engineers was established at Biovest to develop this technology. As a result of these efforts, the company gained significant expertise in the large-scale application of cGMP mammalian cell culture, which has subsequently been applied to a wide variety of cell lines for hollow fiber bioreactor production of recombinant or fusion based proteins. Combined with this existing expertise, a cGMP process will be developed that will be designed to facilitate commercial application of patient-specific vaccines.

Biovest’s cell culture expertise was recognized when the National Center for Research Resources, NIH, awarded the National Cell Culture Center to Biovest. This research resource facility was awarded to Biovest in 1990 through a competitive five-year Cooperative Agreement Award, which has been renewed twice, currently funded through September 2005 This resource was created to provide the biomedical research community with subsidized access to professional large-scale cell culture services. During that time, Biovest has received hundreds of cell lines from academic investigators within many major research institutions in the United States, for the purpose of large-scale production. The majority of these lines are hybridoma, transfected or chimeric lines, created for the production of immunoglobulin.

In addition, for the past ten years, Biovest has provided contract services to biotechnology and pharmaceutical companies for use in clinical (cGMP) applications, produced in isolation suites within Biovest’s manufacturing facility. For the vast majority of these cell lines, automated hollow fiber bioreactor instrumentation is utilized for protein production. Biovest instrumentation, combined with years of process development experience for high-cell density perfusion culture, is one principal advantage of Biovest’s contract laboratory. This ability to modify hardware and understand the biochemical aspects of high-density culture has allowed us to develop successfully many processes unique to large-scale culture, which are typically incorporated into cGMP manufacture of the final product. Currently, a documentation system exists that addresses cGMP production requirements for

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numerous specialized cell lines and processes with hollow fiber bioreactor technology in a multi-use facility. .

Similar to cGMP cell culture procedures, the existing instrumentation was developed as a Class I medical device, suitable for clinical application. This experience will be an important asset to the development and large-scale manufacture of instrumentation that can be applied to vaccine production.

Biovest International, Inc. (formerly Cellex Biosciences) is a leading manufacturer of hollow fiber bioreactor instrumentation and contract production services worldwide. In 1984, the corporation began development of instrumentation that automated the culture of mammalian cells on a large scale. Subsequently, the company utilized this hollow fiber bioreactor technology to create a cGMP production process that accommodates economic production of large amounts of specific cell-secreted protein (e.g. monoclonal antibodies) from numerous cell lines within one facility. During the past two decades, Biovest has developed a range of hollow fiber bioreactor instruments to address production at the research level through large-scale pharmaceutical needs. This patented technology is now widely accepted by numerous biotechnology and pharmaceutical companies throughout the world. As a result, Biovest, with perfusion cell culture methodology (hollow fiber bioreactor), offers a well-defined cGMP approach to large-scale commercial production of clinical and pharmaceutical grade proteins.

In December 1999, Biovest was awarded a contract with NCI to produce idiotype (antibody) as crude supernatant from heteromyeloma patient cell lines, created in Dr. Kwak’s laboratory. This idiotype was subsequently used to create the Id-keyhole limpet hemocyanin (Id-KLH) lymphoma vaccine for study in an ongoing Phase 3 clinical trial, which is the subject of this CRADA. Creation of this vaccine is extremely labor intensive and Biovest, along with Dr. Kwak, recognized that commercial application would ultimately be dependent on research and development of a simplified or automated process. As such, Biovest responded to an NCI CRADA announcement and proposed a collaboration toward this end. Biovest will leverage its cell culture, purification, and clinical instrument expertise to facilitate production and commercialization of the idiotype tumor vaccine for B-cell lymphoma. Under the CRADA, a process and accompanying automated technology will be designed to produce and purify idiotype from each patient-specific cell line, both rapidly and cost effectively in a cGMP environment. Biovest recognizes that this patient-specific approach is dependent on technology designed to address these needs. Unlike conventional biologicals or drugs, which benefit from mass production or economy of scale, this new technology will be designed with the aim of allowing thousands of patient-specific vaccines to be manufactured efficiently each year.

Work Under this CRADA: The Phase 3 Clinical Trial.

To definitively answer the question of clinical efficacy, the NCI opened a multi-institutional, controlled, randomized Phase 3 clinical trial in January 2000 under the auspices of the NCI Vaccine Working Group and with support from the Office of the Director. Given the fact that no cancer vaccine has been licensed for use in the United States, designing this trial as a scientifically rigorous test of the cancer vaccine hypothesis, with scientific proof of principle as the primary objective, was felt to be paramount. Therefore, no changes in the key variables were (or will be) considered. Specifically, the design of the study remains identical to that of the Phase 2 study. Specifically, only patients with previously untreated lymphoma of follicular types are eligible, all patients receive uniform PACE chemotherapy, and vaccination is therefore administered to a homogeneous group of patients in first complete remission. Importantly, the vaccine formulation is also identical to that used in the Phase 2 trial, using the same hybridoma fusion technology to generate the vaccine, and using the same dose, schedule, and route of

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vaccine administration. A multi-center consortium of clinical sites has been assembled, including Northwestern University, University of Pennsylvania, Duke University, Moffitt Cancer Center, and the NIH Clinical Center with additional sites under consideration. As of March 2001, approximately 50 patients have been enrolled on this study, which is currently being sponsored under NCI Investigational New Drug Application (IND) 5427.

The trial is anticipated to enroll a total of 563 patients, approximately 2/3 of whom are expected to achieve a clinical complete remission from PACE chemotherapy. Patients achieving a complete remission are randomized to begin treatment with either a specific vaccine consisting of Id-KLH + GM-CSF, or non-specific vaccine consisting of KLH + GM-CSF, in a 2:1 ratio (in favor of specific vaccine) starting six months after completion of chemotherapy.

This trial anticipates accrual over five years, and because of the long natural history of follicular lymphoma, an additional three years of follow-up time is projected to observe at least a 20% improvement in disease-free survival (study endpoint) for the experimental group.

The achievement of scientific proof of concept remains the primary objective of this Phase 3 trial. The addition of a CRADA partner will allow the data from this trial to be put together in support of a BLA with the FDA, which is necessary to help bring this vaccine to market. Furthermore, the CRADA partner’s contribution of intellectual property will allow for development of an automated system for the practical production of a vaccine to be brought to market and fulfill a currently unmet public health need. Finally, the addition of a corporate partner may make it possible to accelerate patient accrual in order to complete the trial and provide data necessary to support a BLA with the FDA in a shorter period of time.

Production of Id Vaccines.

Since Id is a clonal marker unique to each lymphoma, vaccines must be produced on an individualized basis for each patient. The strategy used to isolate immunogloblin from the surfaces of human B-cell lymphomas consists of performing a hybridization between the lymphoma cell and a modified, mouse/human heteromyeloma cell that grows in vitro and that has the cellular machinery to synthesize and secrete large quantities of immunoglobulin. Such myeloma fusion partners have been engineered not to secrete any immunoglobulin of their own; therefore, the immunoglobulin that is secreted following fusion is derived purely from the human tumor.

The production of Id protein begins with the isolation of malignant cells from tumor biopsy specimens, most commonly involved lymph nodes, although tumor cells isolated from peripheral blood, bone marrow or spleen can be used. The minimal starting material consists of about 75 million tumor cells. These cells are then fused with a hypoxanthine-aminopterin-thymidine (HAT) - sensitive fusion partner, and hybridomas selected in HAT medium that secrete immuoglobulin with the type of heavy and light chains corresponding to the known immunophenotype of the tumor specimen are identified. This is vaccine production process step 1.

Polymerase chain reaction (PCR) amplification of the immunoglobulin variable region genes from both the hybridoma and the primary tumor specimen are performed, and the sequences are compared to establish the identify of the secreted immunoglobulin. This is vaccine production step 2.

Heterohybridomas identified in this way are expanded. This is vaccine production process step 3.

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Id protein is the purified from collected culture supernatants by affinity chromatography depending on the isotype of the lymphoma immunoglobulin. Each idiotype protein is then conjugated to KLH. These two processes are collectively referred to as vaccine production process step 4.

This Id-conjugate is then used to immunize the patient from whose tumor it was originally isolated.

Vaccine production process Steps 1-2 are currently performed in Dr. Kwak’s laboratory at NCI-Frederick. Vaccine production process Step 3 is presently being conducted at Biovest under the Letter of Intent to this CRADA between Biovest and NCI executed January 9, 2001, and Step 4 is being performed under contract with Charles River Discovery & Development Services (CRDDC), Rockville, MD through Science Applications International Corporation (SAIC), a contractor in the Government-Owned, Contractor Operated (GOCO) facility at NCI-Frederick . While currently performed in Dr. Kwak’s laboratory at NCI, the technology for heterohybridoma fusion and selection and PCR sequencing will be transferred and optimized for GMP production at Biovest International. As noted above, the ultimate goal of this CRADA is to fully develop the technology allowing optimized Id vaccine production under GMP conditions that would be necessary for FDA approval for human clinical use. As part of that goal, NCI and Biovest will investigate the automation of this stepwise production of Id vaccines using Biovest’s proprietary instrument.

Under optimal conditions, approximately three months are required for production of the final product. This time period does not constitute a limitation, as the vaccine administration occurs following six to eight months of cytoreduction with conventional chemotherapy and an additional six month rest period.

Overall, the CRADA is an extension and combination of existing NCI and Biovest systems and procedures for cell culture, purification and clinical instrument development. NCI and Biovest staff will undertake the cell fusion, gene sequencing, and purification/conjugation procedures. Combined with Biovest’s existing intellectual property and instrument manufacturing experience, these procedures will be incorporated into a single instrument that can be applied to production and purification of personalized cancer vaccines in a clinical setting. It is envisioned that several principle steps required to create this vaccine can be incorporated into an affordable, user-friendly technology, designed specifically for commercial production of this vaccine.

Ultimately, successful commercialization will depend on the capability to service large numbers of patients economically. The autologous nature of this therapy places significant emphasis on creating an automated, yet individualized, manufacturing process for each patient. This “personalized” approach precludes the efficiencies or economies of scale typically observed in commercial antibody production. It is estimated that a minimum of 15,000 patients (US only) per annum will seek vaccination. To realize that number (200 to 300 per week), an efficient and affordable patient-specific Current Good Manufacturing Process (cGMP) is required. As such, an automated process for antibody production and purification becomes a key to the success of this approach.

Biovest is committed to expanding its technological capabilities in parallel with the first two years of the Phase 3 clinical trial. Based on past experience, this is a reasonable timeline and will allow for equivalency studies, initial validation testing, and instrument manufacture suitable for FDA approval. Biovest laboratories also contain cGMP space, as well as build-out capacity, if required, that can be dedicated to commercialization efforts. Beyond that space, an additional 12,000 square feet of FDA validated cGMP space is available for production and purification as the Phase 3 clinical trial expands. Biovest has utilized hollow fiber technology for over 3 years and successfully operated isolation suites that parallel the needs for personal vaccine production.

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Concurrent with cGMP process development, one objective is to demonstrate technology transfer (laboratory techniques) from NCI to the oncology laboratory at NYU Medical Center. Biovest has recently acquired the support of NYU as both a consortium site and location for further expansion of the cell process procedures. Biovest personnel, trained at NCI, will move to this facility and be utilized to train additional staff as needed. However, NYU is not a party to this CRADA. Biovest employees will be used for all activities in the NYU laboratory to conduct cell processing.

Upon initiation of the CRADA, Biovest will continue to manufacture the automated technology and hollow fiber bioreactors. At present. Biovest has ample capacity to provide a suitable quantity of the bioreactors for an accelerated Phase 3 trial. Biovest has hired additional engineers, technicians and regulatory/quality specialists for instrument and process development.

The goal is to transfer to Biovest working at NYU the B-cell isolation techniques and the unique cell fusion, molecular sequencing and conjugation expertise developed at NCI. Biovest and NCI will work together to train skilled cellular immunologists and protein biochemists working for Biovest at Biovest, or working at NYU under contract with Biovest. Since the ability to transfer this expertise to an additional laboratory is critical for commercialization of the vaccine, these personnel will be dedicated to the task of achieving the requisite proficiency levels to meet the NCI requirements for such technology transfer. The ultimate objective is to establish material duplication of these procedures in other laboratories. Based on 15.000 vaccinations per year (U.S.), the ability to set up at least one cGMP production facility for cell fusion, screening and molecular sequencing is essential. This will be done in parallel with the ongoing Phase 3 clinical trial to expedite the commercialization process.

It is important to emphasize that the transfer of NCI technology to Biovest’s established laboratory at NYU will provide a format for successful transfer to a commercial production facility.

Enhancing Patient Accrual.

Additionally, Biovest intends to enhance patient accrual for the Phase 3 clinical trial by providing access to patients through the New York University (NYU) hospitals. NCI and Biovest intend to further participate in patient accrual and shorten the time required to complete this study.

Further, Biovest will enhance national physician and patient awareness of this clinical trial by assuming responsibility for the marketing strategy. To do this, Biovest is prepared to take several actions designed to increase patient accrual for the Phase 3 clinical trial. Biovest’s marketing firm has represented that these actions will include both direct and indirect promotional and marketing efforts. Biovest’s promotional and marketing efforts related to and during the term of this CRADA will be reviewed and approved by NCI. It is anticipated that this promotional campaign will greatly accelerate patient accrual for this clinical trial.

As set forth in the preceding sections, Biovest is equipped scientifically and financially to collaborate with NCI to successfully perform all aspects of bringing this idiotype tumor vaccine through the final clinical trial and into commercial production. Because of their expertise in the field of hollow fiber perfusion technology, they possess the necessary team of experienced engineers and scientific personnel to develop the cGMP process crucial to therapeutic application of this vaccine. It is anticipated that this vaccine production process will be complete and a broadly accessible therapy prior to conclusion of this

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Phase 3 study. Associated with instrumentation, and following FDA approval, the hollow fiber bioreactor manufacturing will be implemented to fulfill the large number of anticipated vaccines. The objective is to incorporate automated technology with cGMP production processes, such that this personalized approach to the treatment of lymphoma can be brought to market to answer an unmet public health need.

WORK SCOPE OF PROPOSED CRADA

The scope of this CRADA includes the development of the processes required for large-scale GMP production of adequate numbers of GMP-produced and formulated idiotype vaccines to complete the clinical development of this treatment for follicular B-Cell lymphoma. This vaccine strategy involves the use of an immunological adjuvant, GM-CSF, which is currently being supplied to NCI for this study under a Clinical Trial Agreement with Immunex. Such processes may include, but are not limited to refinement of GMP process and automation of the vaccine production.

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RESPECTIVE CONTRIBUTIONS OF THE PARTIES

A.	Joint Responsibilities

1.	Steering Committee- Once Biovest establishes its own IND, the Parties agree to establish a joint clinical development team whose responsibility will be the oversight of the ongoing Phase 3 Clinical Trials performed under the Collaborators IND related to this CRADA. The Steering Committee will comprise the following NCI staff: the Principal Investigator, the Project Officer for Vaccine Production, the Protocol Coordinator, the Protocol Chairman, and the following Collaborator staff: Principal Investigator, and appropriate Collaborator staff in the areas of clinical monitoring, pharmacy, statistics, manufacturing and publicity. Although the members of the Steering Committee shall be considered as having been delegated to the Steering Committee, they shall continue to remain employed by their respective employers under their respective terms of employment.

2.	Both parties to the CRADA will provide independent statistical expertise and work closely together to ensure that the CRADA clinical trial moves forward expeditiously. Activities conducted in support of this obligation include providing public notice and promotion of the clinical trial to foster patient accrual.

3.	Both parties to the CRADA shall collaborate in the collection and analysis of data from the clinical trial.

4.	Both parties to the CRADA will evaluate the study as it progresses to ensure that the appropriate questions are being addressed and to ensure that the study is modified as required based on the developing data. The DCTD will utilize its existing procedures and mechanisms to follow the clinical study to ensure that the study meets the pertinent FDA regulations until Biovest receives an approved IND for this technology.

5.	Both parties to the CRADA will meet with the FDA jointly to discuss protocol and requirements necessary for the study to support a Biologic License Application with the FDA

6.	Both parties to the CRADA will work closely together to develop processes for commercial cGMP production of Id-KLH follicular B-cell lymphoma vaccine with GM-CSF as adjuvant.

B.	NCI Responsibilities

The National Cancer Institute contribution to the collaborative research and clinical development of Id-KLH indolent follicular lymphoma vaccine includes the following:

1.	Dr. Larry Kwak will serve as the NCI Principal Investigator for this CRADA. As such, he will be the senior author on any scientific publications resulting from these clinical trials, and will be the final arbiter for the inclusion of co-authors on publications. In the unforeseen event that Dr. Kwak should leave NCI before completion of this clinical trial, NCI will designate an alternative Principal Investigator for the CRADA, but Dr. Kwak will retain the senior authorship position on publications resulting from the randomized, Phase III clinical trial protocol #00-C-0050 (P-92). NCI will be the final arbiter for amendments to Phase ffl clinical trial protocol #00-C-0050 (P-92).

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2.	Subject to the provisions of Articles 8.3 and 10.6 hereunder. the CCR will collaborate solely with Collaborator for development of Agent under NCI protocol #00-C-0050 (P-92).

3.	As the sponsor of protocol #00-C-0050 (P-92), the NCI through its Division of Cancer Treatment and Diagnosis (DCTD), Cancer Therapy Evaluation Program (CTEP), has submitted a protocol to the FDA under an Investigational New Drug Application (IND) for Agent and the CCR has provided an IRB-approved protocol, which designates the CCR as the lead clinical institution. The DCTD will maintain the IND (#5427), including all supporting preclinical toxicology data, protocol #OO-C-0050 (P-92), investigator qualifications, and other supporting information relative to Agent in DCTD’s possession and control and will permit Collaborator to review, cross-reference only information related directly to this clinical trial in the END for conducting the clinical trial and in fulfilling all of the requirements necessary for obtaining FDA approval to market Agent.

4.	The CCR will be responsible for vaccine production steps 1, 2 and 4 in the production of Id-KLH indolent follicular lymphoma vaccine used in support of NCI Protocol #00-C-0050 (P-92) under this CRADA until Biovest has proven fully capable to assume these activities, approximately 12- 18 months after execution of this CRADA #01030.

5.	The CCR will work with Biovest in development of processes necessary for Collaborator to perform vaccine production steps 1- 4 in the production of Id-KLH indolent follicular lymphoma vaccine in support of NCI Protocol #00-C-0050 (P-92).

6.	Using NCI immunologic assays, and molecular monitoring assays currently under development, the CCR will examine these surrogate endpoints in support of NCI protocol #00-C-0050 (P-92).

C.	Biovest Responsibilities

1.	Subsequent to the execution of NCI CRADA #01030, and prior to Biovest receipt or review of any clinical trial data generated under this CRADA, Biovest shall, with NCI’s approval, work with all clinical sites to make IRB-approved modifications to the patient informed consent document to address tissue banking and commercial entity review of patient clinical data and to re-consent all patients enrolled in the clinical trial.

2.	Collaborator will schedule a pre-IND conference with the FDA, and subsequently, prepare and submit an IND to the FDA with the object of obtaining regulatory approval of Id-KLH follicular B-cell lymphoma vaccine with GM-CSF as adjuvant for follicular B-cell lymphoma patients who have attained a complete clinical response from chemotherapy.

3.

Within one year of execution of CRADA #01030, it is anticipated that Collaborator will file and have an approved END for the Agent. Upon such approval, Collaborator will provide assurance (letter) to DCTD that the IND was filed and that the FDA concurred with the transfer of NCI Protocol #00-C-0050 (P-92) to Biovest. Subject to the provisions of Articles 8.4, 8.10 and 13.1 hereunder, the Collaborator will then be responsible for: adverse event monitoring and reporting, drug distribution, clinical data collection, and protocol amendments for NCI Protocol #00-C- 0050 (P-92). If Biovest fails to establish an approved IND within 18 months then, at NCI’s

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discretion, the CRADA may be terminated per Article 10. Timelines may be extended by NCI for delays not under the control of the Collaborator including but not limited to delays within the FDA. NCI will seriously consider Collaborator’s request for an extension of this timeline for delays not under the control of the Collaborator.

4.	Upon execution of the CRADA, Collaborator will perform vaccine production step 3 and provide hybridoma supematants in the production of Id-KLH indolent follicular lymphoma vaccine in support of NCI Protocol #00-C-0050 (P-92).

5.	Upon transfer of NCI Protocol #00-C-0050 (P-92) to Collaborator. Collabortor will be responsible for supply of Immunex GM-CSF for NCI Protocol #00-C-0050 (P-92).

6.	Collaborator will perform vaccine production steps 1, 2 and 4 in the production of Id-KLH indolent follicular lymphoma vaccine in support of NCI Protocol #00-C-0050 (P-92) when Collaborator has proven fully capable to assume these activities approximately 12-18 months after execution of CRADA #01030.

7.	Collaborator will conduct studies as necessary with the goal of optimizing and automating vaccine production and refining and validating production procedures as required by the FDA.

8.	Subject to the provisions of Articles 8.4, 8.10 and 13.1 hereunder. Collaborator will develop an electronic archive for storage and retrieval of study-related data as required by the FDA for submission of data in support of a BLA.

9.	Upon execution of the CRADA, Collaborator will provide funds for data monitoring activities directly to EMMES Corporation, the NCI’s current contract research organization for data monitoring activities related to NCI Protocol #00-C-0050 (P-92), as set forth in CRADA Appendix B.

10.	Collaborator will provide long-term patient monitoring to determine overall survival outcomes.

11.	Collaborator will arrange, host and provide support for: monthly production/manufacturing meetings between Biovest and NCI staff for discussion of production-related issues and ; meetings associated with the Protocol Steering Committee and the Oversight Committee and; quarterly site visits by appropriate NCI and Biovest staff to each clinical consortium site and; clinical investigators meetings as needed (anticipated every 6-12 months).

12.	For activities conducted pursuant to this CRADA in the United States of America, Collaborator, to the extent it engages in applicable conduct, agrees to comply with all appropriate DHHS regulations relating to Human Subjects Use, all U.S. Department of Agriculture regulations, and all Public Health Service policies relating to the use and care of laboratory animals. For activities conducted pursuant to this CRADA outside of the United States of America, Collaborator shall conduct such in accordance with Good Laboratory Practices (GLPs) and all applicable rules, regulations and statutes, both local and national, governing such activity in that country.

13.	Collaborator agrees to provide the NCI a redacted version of this CRADA suggested for release under Freedom of Information Act (FOIA) requests.

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14.	Biovest will seek, with NCI approval, to accelerate patient accrual to NCI Protocol #00-C-0050 (P-92) by:

(l) supporting protocol-related patient care and personnel costs at extramural consortium sites and;

(2) by providing aggressive promotional and marketing efforts subject to NCI approval. These efforts will be comprehensive, including, at a minimum, engaging a professional marketing firm, nationwide direct marketing to referring doctors, organizing and sponsoring seminars in each of the geographic areas represented by current and future clinical consortium centers nationwide, and developing an interactive website.

References:

1.	Longo DL, Young RC, DeVita VT. What is so good about the “good prognosis” lymphoma? in Williams CG, Whithouse JMA (eds.): Recent Advances in Clinical Oncol Edinburgh, Churchill- Livingstone, pp. 223-231, 1982.

2.	Portlock CS. “Good risk” non-Hodgkin’s lymphomas: Approaches to management. Sem Hematol, 1980, 20:25-34.

3.	Portlock CS, Rosenberg SA. No initial therapy for stage 3 and IV non-Hodgkin’s lymphomas of favorable histologic types. Ann Intern Med. 1979,90:10-13.

4.	Homing SJ, Rosenberg SA. The natural history of initially untreated low-grade non-Hodgkin’s lymphomas. N Engl J Med, 1984,311:147-5.

5.	Stevenson GT, Stevenson FK. Antibody to molecularly defined antigen confined to a tumor cell surface. Nature. 1975, 254:714-6.

6.	Stevenson GT, Elliott EV, Stevenson FK. Idiotypic determinants on the surface immunoglobulin of neoplastic lymphocytes: a therapeutic target. Fed Proc. 1977, 36:2268-71.

7.	Sirisinha S, Eisen HN. Autoimmune-like antibodies to the ligand-binding sites of myeloma proteins. Proc Natl Acad Sci USA. 1971. 68:3130-5.

8.	Lynch, R. G., R. J. Graff, S. Sirisinha, E. S. Simms, and H. N. Eisen. Myeloma proteins as tumor-specific transplantation antigens. Proc. Natl.Acad. Sci. USA, 1972, 69:1540.

9.	Jorgensen T, Gaudernack G, Hannestad K. Immunization with the light Chain and the VL domain of the isologous myeloma protein 315 inhibits growth of mouse plasmacytoma MOPC- 315. Scand J Immunol. 1980, 11:29-35.

10.	Daley MJ, Gebel HM, Lynch RG. Idiotype-specific transplantation resistance to MOPC-315: Abrogation by post-immunization thymectomy. J Immunol. 1978, 120:1620-4.

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11.	Bridges SH. Participation of the humoral immune system in the myeloma-specific transplantation resistance. J Immunol. 1978, 121:479-83.

12.	Freedman PM, Autry JR, Tokuda S, Williams RC, Jr. Tumor immunity Induced by preimmunization with BALB/c mouse myeloma protein. J Natl Cancer Inst 1976, 56:735-740.

13.	Sugai S, Palmer DW, Talal N, Witz IP. Protective and cellular immune responses to idiotypic determinants on cells from a spontaneous lymphoma of NZB/NZWF1 mice. J Exp Med. 1974, 140:1547-58.

14.	Stevenson FK, Gordon J. Immunization with idiotypic immunoglobulin Protects against development of B lymphocytic leukemia, but emerging tumor cells can evade antibody attack by modulation. J Immunol. 1983, 130:970-973.

15.	George AJT, Tutt AL, Stevenson FK. Anti-idiotypic mechanisms involved in the suppression of a mouse B cell lymphoma, BCL. J Immunol. 1987, 138:628-634.

16.	Kaminski MS, Kitamura K, Maloney DG, Levy R. Idiotype vaccination Against murine B cell lymphoma. Inhibition of tumor immunity by free idiotype protein. J Immunol. 1987, 138:1289-1296.

17.	Kwak LW, Campbell MJ, Czerwinski DK, Hart S, Miller RA, Levy R. Induction of immune responses in patients with B cell lymphoma against the surface immunoglobulin idiotype expressed by their tumors. N Engl J Med, 1992, 327:1209-1215.

18.	Kwak LW, Young HA, Pennington RW, Weeks SD, Vaccination with syngeneic, lymphoma- derived immunoglobulin idiotype combined with granulocyte/macrophage colony-stimulating factor primes mice for a protective T-cell response. Proc Natl Acad Sci USA 1996 Oct 1; 93(20): 10972-7.

19.	Bendandi MB, Gocke C, Kobrin C, Benko F, Stemas L, Pennington R, Watson T, Reynolds C, Gause B, Duffey P, Jaffe E, Creekmore S, Longo D, and Kwak LW. Complete molecular remissions induced by patient-specific vaccination plus GM-CSF against lymphoma. Nat Med. 5:1171-1177, 1999.

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DESCRIPTION OF OTHER NCI-BIOVEST INTERNATIONAL, INC. AGREEMENTS AND INTELLECTUAL PROPERTY OF THE PARTIES

CRADAs:	None

MTAs:	None

CTAs:	None

CDAs:	2-02244-01; “Discussions for the entering into of a Cooperative Research & Development Agreement (‘CRADA’) for the development and production of idiotype vaccines against B-cell lymphoma “; Executed November 20, 2000.

PATENTS/PATENT APPLICATIONS:

Biovest International

Patent

US Patent 4,804,628, Hollow Fiber Cell Culture Device and Method of Operation.

US Patent 5,079,168. Cell Culture Apparatus.

US Patent 5,416,022. Cell Culture Apparatus.

US Patent 5,330,915. Pressure Control System for a Bioreactor

US Patent 4,629,686. Apparatus for Delivering a Controlled Dosage of a Chemical Substance.

US Patent 4,618,586. Apparatus for Delivering a Controlled Dosage of a Chemical Substance Having an Improved Culture Chamber.

US Patent 4,650,766. Culturing Apparatus

US Patent 297,620. Multi-Port Fitting for a Flask

US Patent 5,202,254. Process for Improving Mass Transfer in a Membrane Bioreactor Providing a More Homogeneous Culture Environment.

US Patent 4,722,902. Apparatus and Method for Culturing Cells, Removing Waste, and Concentrating Product.

US Patent 4,973,558. Method of Culturing Cells Using Highly Gas Saturated Media

US Patent 6,001,585 Micro Hollow Fiber Bioreactor.

US Patent 4,889,812. Bioreactor Apparatus

US Patent 4,894,342 Bioreactor System

US Patent 5,656,421 Multi-Bioreactor Hollow Fiber Cell Propagation System and Method

US Patent 5,998,184 Basket-Type Bioreactor

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Non-Patented Intellectual Property

Biovest has been a leader in developing the hollow fiber bioreactor market. In the process, Biovest has developed a number of preferred and alternate methods, vendors, and customers. This knowledge base is proprietary and is not the subject of this CRADA.

Abstract of the Research Plan of the CRADA

The National Cancer Institute (NCI) has initiated an FDA-approved, multi-institutional Phase 3 clinical trial of protein-based immunoglobulin idiotype vaccines for the treatment of low-grade follicular B-cell lymphoma. B-cell tumors are composed of clonally-expanded cells synthesizing a single antibody molecule containing unique variable regions known as idiotypic determinants. The idiotypic determinants of B-cell derived tumors comprise tumor-specific antigens that can serve as a target for immunotherapy. Based on success of earlier clinical trials (Nature Medicine 5: 1171-1177, Oct. 1999), NCI has decided to partner with Biovest International, Inc. (Biovest) in furtherance of the clinical study and scale-up work necessary for further vaccine production and eventual FDA product commercialization. A specific goal of this CRADA will be development of the processes required for automated large-scale GMP production of adequate numbers of GMP produced and formulated idiotype vaccines as needed to complete the clinical development of this agent for the treatment of follicular B-cell lymphoma.

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APPENDIX B

FINANCIAL AND STAFFING CONTRIBUTIONS OF THE PARTIES

National Cancer Institute

Personnel

The NCI estimates that 1.45 professional person years/year of effort will be dedicated to its participation in the clinical study, Steering Committee Meetings, updates to its END, compiling data, data management and monitoring in support of the clinical trial, vaccine handling and distribution to consortium sites, pathology and radiology review, and vaccine production. Such estimate of PHS staff includes its Principal Investigator (0.25 person years/year) and sufficient staffing to execute and fulfill the obligations of the CRADA, including a Protocol Chairman (0.5 person years/year), a Project Officer for Vaccine Production (0.5 person years/year), a Central Pathologist (0.1 person years/year) and a Central Radiologist (0.1 person years/year)

NCI will provide no funding to the Collaborator for collaborative research and development pursuant to this CRADA in as much as financial contributions by the U.S. government to non-federal parties under a CRADA are not authorized under the Federal Technology Transfer Act (15 U.S.C. §3710(d)(l)).

Biovest International

Personnel:

Biovest intends to commit 50 to 60 person years per year of effort to permit the timely execution of the study implemented under this CRADA. More specifically, this staffing shall include Biovest full-time employees, consultants to the company, external contract agencies and contract research organizations and personnel.

Funding:

NCI-CCR Costs

Collaborator shall provide $530.000.00 dollars quarterly for reasonable and necessary expenses incurred by NCI in carrying out its responsibilities associated with conduct of the clinical trial under this CRADA and are to be deposited to an NCI CAN account established for the administration of this CRADA. No full-time tenured employees will be supported under this CRADA by Biovest International, Inc. However, Collaborator funds provided under this CRADA will be used to support a Protocol Coordinator, a Research Nurse, a Data Manager and a Materials Coordinator. These expenses include, but are not limited to, costs associated with cGMP lymph node biopsy processing, tumor cell fusions, PCR sequencing of tumor biopsies and fusions, and purified Id-KLH and KLH-KLH vaccine production, molecular and immunologic monitoring, publication of clinical trial, supplementation of support services contracts and shipment of samples, vaccine production, associated administration support and professional meetings support related to the CRADA, transportation and lodging costs to support the participation of NCI staff at semi-annual Principal Investigator meetings and for quarterly site visits to

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consortium centers and monthly vaccine production meetings. The First payment will be due within thirty days of the execution of the CRADA with future payments due on the quarterly anniversary date of the execution of the CRADA. Travel costs are limited by the Federal Travel Rules and Regulations for all government staff whether paid for by government funds or private Collaborators. Collaborator may provide direct support, under the 348 travel mechanism, for the travel and associated costs for attendance of NCI staff at selected scientific or development meetings.

A check in the amount of $530.000.00 will be provided to the NCI by Biovest within thirty (30) days of the execution of the CRADA. Checks should be made payable to the “National Cancer Institute”, should reference the CRADA #01030 and be sent to: CRADA Funds Coordinator, Technology Transfer Branch, EPS-450, 6120 Executive Blvd., Rockville, MD 20852.

NCI/CTEP Funding Due

Biovest will be responsible for the following payments to CTEP for the costs associated with NCI’s sponsorship of the clinical study under this CRADA. These payments are to provide support to CTEP for the costs associated with continuing to conduct the clinical trial under this CRADA including drug and data management and to support activities to facilitate the transfer of the protocol as well as in support of protocol amendments, filings and interactions with the FDA in order to ensure patient safety in the transfer of the study.

Year One:	Within thirty (30) days of the execution of NCI CRADA #01030, Biovest will remit to CTEP, NCI One Hundred Thousand dollars ($100,000.00) for the costs associated with NCI’s sponsorship of the study and development of the pharmaceutical distribution system for the randomized, blinded study.

Year Two:	Within one year of the execution of NCI CRADA #01030, Biovest is expected to file and have an approved END on file with the FDA for the Agent. If Biovest fails to receive an approved END for the Agent within one year of the date this CRADA is executed, Biovest shall remit to CTEP an additional Fifty Thousand dollars ($50,000.00) to a maximum of One Hundred Thousand Dollars ($100,000.00); the exact amount to be determined by CTEP based on the number of patients enrolled on the study at that time and the number of sites participating. It is expected that additional sites will be added over those present at the execution of this CRADA during Year One which will increase patient accrual to the trial. If that occurs, the payment due will be One Hundred Thousand Dollars.

If Biovest fails to receive an approved END within 18 months from the date this CRADA is executed, the CRADA may, at NCI’s sole discretion, be terminated by NCI per Article 10. NCI will seriously consider Collaborator’s request for an extension of this timeline for delays not under the control of the Collaborator. If NCI does not terminate this CRADA and continues to hold the END, Biovest will continue to provide funds to CTEP, NCI for continued support of the trial for this Agent. The annual payment due will be no less than one hundred thousand dollars for the duration of NCI’s sponsorship of the study.

Checks should be made payable to the “National Cancer Institute”, should reference the CRADA #01030 (CTEP CAN) and be sent to: CRADA Funds Coordinator, Technology Transfer Branch, EPS-450, 6120 Executive Blvd., Rockville, MD 20852 for deposit into a separate CTEP Cost Accounting Number

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(CAN). A copy of the check and cover letter should be faxed to Dr. Sherry Ansher at 301-402-1584 prior to mailing.

Any adjustments will be made by amendment pursuant to Article 13.6 hereunder. Adjustments to the above-noted costs, with the exception of the costs related to CTEP support, will be made on a yearly basis as mutually agreed upon by both parties, taking into account the level of control Biovest assumes for these responsibilities, the rate of patient accrual, and the overhead costs associated with, but not limited to, increase in cost of living.

Data Monitoring Costs by The EMMES Corporation (EMMES)

Collaborator shall provide the funds directly to, EMMES, required to support data monitoring activities of the Study conducted by EMMES.

Direct Patient costs

Collaborator agrees to provide directly to the clinical site(s) up to $5,000 per patient that is assigned an NIH Clinical Center Number, for reasonable and necessary expenses incurred by Extramural Consortium Site Investigators in carrying out its responsibilities associated with conduct of the clinical trial under this CRADA. These expenses include but are not limited to costs associated with data collection and lymph node biopsy processing at selected extramural consortium sites.

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APPENDIX C

EXCEPTIONS OR MODIFICATIONS TO THIS CRADA

Modify Article 1 to read as follows:

Article 1. Introduction

This Cooperative Research and Development Agreement (CRADA) between PHS and the Collaborator will be effective when signed by all Parties. The research and development activities which will be undertaken by each of the Parties in the course of this CRADA are detailed in the Research Plan (RP) which is attached as Appendix A. The funding and staffing commitments of the Parties are set forth in Appendix B. Any exceptions or changes to the CRADA are set forth in Appendix C. A copy of the Letter of Intent and Extension to the Letter of Intent are included as Appendix D for informational purposes. This Cooperative Research and Development Agreement (CRADA) between PHS and the Collaborator will be fully executed when signed by all Parties and effective retroactively with regard to intellectual property and confidentiality to January 09. 2001. which is the date of the execution of the Letter of Intent (LOI). This CRADA is made under the authority of the Federal Technology Transfer Act, 15 U.S.C. 3710a and is governed by its terms.

Modify Article 2.11 as follows:

2.11	“Subject Data” means all recorded information first produced in the performance of this CRADA by the parties. “Subject Data” shall specifically exclude “Identifiable Private Information.”

Add the following new sections to the Article 2. Definitions:

2.12	“Adverse Drug Experience” means an adverse clinical experience as defined under 21 C.F.R. 312.32.

2.13	“Agent” means Id-KLH follicular B-cell lymphoma vaccine administered in combination with GM-CSF adjuvant.

2.14	“Annual Report” means the brief report of the progress of an IND associated investigation which the IND sponsor is required to submit to the FDA within 60 days of the anniversary date that the IND went into effect (pursuant to 21 C.F.R. 312.33).

2.15	“Clinical Data and Results” means all information, data and results developed or obtained in connection with clinical trials conducted within the scope of the CRADA Research Plan whether by intramural research scientists or extramural grantee or contract investigators.

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2.16	“Clinical Data and Results and Raw Data in NIH’s Possession and Control” means all information collected from NIH intramural preclinical or clinical studies performed pursuant to the Research Plan, all data obtained by NIH under contracts with extramural contract investigators for completion of studies within the scope of the CRADA Research Plan, and all information and data in the NCI-sponsored IND for Agent.

2.17	“Contract” means a funding agreement that is a research and development contract that provides that the contractor perform for the benefit of the Government, with an expectation of completion of the stated research goals and the delivery of a report, data, materials or other product. Generally, Contracts are administered under the Federal Acquisition Regulations (FAR) codified at Title 48 C.F.R., Chapter 1 or the Health Services Acquisition Regulations (HSAR) codified at Title 48 C.F.R., Chapter 3.

2.18	“Cooperative Agreement” means a Funding Agreement that is a species of a grant, whereby the funding Federal agency intends to be substantially involved in carrying out the research program. Cooperative Agreements may be used where the Federal agency intends for its scientists to directly collaborate with the researchers of the funded institution on a joint research project. The Federal agency may then pay for the research of both its employees and those of the funded institution (see 45 C.F.R. Part 74).

2.19	“CTA” means Clinical Trial Agreement.

2.20	“CTEP” means the Cancer Therapy Evaluation Program, DCTD, NCI, the program within NCI which plans, assesses and coordinates all aspects of clinical trials including extramural clinical research programs, internal resources, treatment methods and effectiveness, and compilation and exchange of data.

2.21	“DCTD” means Division of Cancer Treatment and Diagnosis, NCI.

2.22	“FDA” means US Food and Drug Administration.

2.23	“Funding Agreement” means a Contract, Grant or Cooperative Agreement entered into between a Federal agency and another party for the performance of experimental, developmental, or research work funded in whole or in part by the Federal Government.

2.24	“Grant” means a funding agreement that is an award of financial assistance which may be provided for support of basic research in a specific field of interest to the funding Federal agency.

2.25	“IND” means an Investigational New Drug Application submitted to the FDA to receive approval to conduct experimental clinical trials.

2.26	“Multi-Party Data” means clinical data from clinical studies sponsored by NCI pursuant to CTAs or CRADAs, where such data are collected under protocol involving combinations of investigational agents from more than one CTA or CRADA collaborator,

2.27	“NCI” means the National Cancer Institute, NIH, PHS, DHHS.

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2.28	“Protocol Review Committee” (or “PRC”) means the CTEP/DCTD committee that reviews and approves studies involving NCI investigational agents and/or activities supported by NCI.

2.29	“Raw Data” means the primary quantitative and empirical data first collected by the intramural and extramural investigators from experiments and clinical trials conducted within the scope of the Research Plan of this CRADA .

2.30	“Steering Committee” means a joint clinical development team (hereinafter referred to as the “Steering Committee”) the Parties agree to establish once Biovest establishes its own END whose responsibility will be the oversight of the ongoing Phase 3 Clinical Trials performed under the Collaborators IND related to this CRADA The Steering Committee will comprise the following NCI staff: the Principal Investigator, the Project Officer for Vaccine Production, the Protocol Coordinator, the Protocol Chairman, and the following Collaborator staff: Principal Investigator. and appropriate Collaborator staff in the areas of clinical monitoring, pharmacy, statistics, manufacturing and publicity. Although the members of the Steering Committee shall be considered as having been delegated to the Steering Committee, they shall continue to remain employed by their respective employers under their respective terms of employment.

2.31	“Oversight Committee” means the joint NCI Collaborator research and development team to be established upon execution of this CRADA and whose composition shall include, but not be limited to: The NCI PI. the Collaborator P.I, the Project Officer for Vaccine Production, and the Vice-President of the Collaborator. The responsibilities of the Oversight Committee will include oversight of the fiscal expenditures under the CRADA and review and approval of any possible third party involvement in any aspect of the CRADA Research Plan. Others may be added to this committee as mutually agreed upon by both parties. Although the members of the Oversight Committee shall be considered as having been delegated to the Oversight Committee, they shall continue to remain employed by their respective employers under their respective terms of employment.

2.32	“Identifiable Private Information” means patient-identifying data from medical records or attached to patient specimens, to be obtained prospectively or from stored medical records or specimens, that can be linked to individual human subjects, either directly or indirectly through codes.

Add the following new sections to the Article 3. Cooperative Research:

3.3	Review of Work. Periodic conferences shall be held by the Steering Committee to review work progress. It is understood that the nature of this cooperative research precludes a guarantee of its completion within the specified period of performance or limits of allocated financial or staffing support. Accordingly, research under this CRADA is to be performed on a best efforts basis.

3.4

Clinical Protocol. Clinical protocol proposals for each study within the scope of the CRADA Research Plan will be solicited from selected intramural and extramural clinical investigators. Each clinical protocol should describe in detail the research to be conducted and must DC submitted to the PRC for approval prior to implementation. Each clinical protocol received by NCI will be forwarded to Collaborator for review and comment approximately two weeks before

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it is reviewed by the PRC. Comments from Collaborator received by CTEP before the PRC meeting will be discussed by the PRC, will be given due consideration, and will be incorporated into the protocol, absent good cause. Comments from either Collaborator or the CTEP staff that are agreed upon in the PRC meeting will DC formatted as a consensus review, which is returned to the investigator for necessary and/or suggested changes before the protocol can DC given Final approval and submitted to the FDA. A copy of the final approved protocol will be forwarded to Collaborator at the same time as it is submitted to the FDA. NCI protocol #00-C-0050 (P-92), entitled ‘Phase 3 Randomized Study of Autologous Lvmphoma Derived Idiotype Specific Vaccination Plus Sargramostim (GM-CSF) in Patients with Indolent Follicular Lvmphoma in First Complete Remission’ will be transferred to Collaborator upon FDA approval of Collaborator’s IND application.

3.6	Investigational New Drug Application. The Parties expect that either NCI or Collaborator will submit an END which may will cross-reference an IND #5427 or Drug Master File held by the NCI, under which the clinical study related to this CRADA is currently ongoing, other. All information in IND’s will DC fully sri tired between NCI and Collaborator, except as TOT lows: If NCI files an IND for Agent that is the subject of this CRADA, Collaborator may, at its option supply information in support of the IND in the form of a Drug Master File directly to the FDA so long as Collaborator grants NIII a right to cross-reference such information in its IND filing. In the event that Collaborator supplies CONFIDENTIAL information directly to NCI in support of an NCI IND, such information will be protected in accordance with the corresponding Confidentiality provisions of Article 8 of this Agreement.

3.7	Biologics License Application. The parties expect that Collaborator will submit a Biologies License Application to the FDA within six (6) months from the NIH Data Safety and Monitoring Board’s final analysis of results of the clinical trial or be considered to have abandoned its commercialization efforts. Collaborator shall have the right to file an application for “fast-track” licensing of Agent at any time during the term of this CRADA once Collaborator has an approved END on file with the FDA.

3.8	Drug Information and Supply. Collaborator agrees to provide NCI without charge formulated and acceptably-labeled clinical-grade Agent in sufficient quantity to complete the preclinical studies and clinical trial protocol sponsored by NCI within the scope of the CRADA Research Plan. It is understood that NCI shall take responsibility for and reasonable steps to maintain appropriate records and assure appropriate supply, handling, storage, distribution and usage of these materials in accordance with the terms of this Agreement, the protocol and any applicable laws and regulations relating thereto.

Upon FDA approval of Collaborator’s IND and transfer of NCI protocol #00-C-0050 (P-92) to Collaborator. Collaborator agrees to take responsibility and shall arrange directly with Immunex for provision and distribution of adjuvant GM-CSF necessary to complete the clinical trial performed under this CRADA

Further more, Collaborator agrees to provide without charge Agent 01 unformulated analytical grade Agent or metabolites, if available to NCI to supply external investigators for the development of mutually agreed upon analytical assays or ancilliary correlative studies conducted

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in conjuction with NCI sponsored protocols. Collaborator will provide Certificates of Analysis to NCI for each lot of finished product provided. Collaborator further agrees to provide draft Agent labels to the Pharmaceutical Management Branch (PMB) for review and agrees to reasonable labeling revisions to comply with DCTD label guidelines. Collaborator agrees to supply sufficient inventory to ensure adequate and timely supply of Agent for mutually agreed upon protocol(s). Changes in the composition or manufacture of the Agent for the studies performed under this CRADA will be mutually agreed upon by both parties.

The contact person for NCI will be Mr. Alfred Fallavollita, Chief, Pharmaceutical Management Branch (Telephone Number 301-496-5725) and the Collaborator contact will be Dr. Chris Kyriakides, Chief Executive Officer, Biovest (Telephone Number 201-816-8900).

3.9	Protection of Human Subjects and Appropriate Care of Laboratory Animals. All human clinical trials performed under this CRADA shall conform to the appropriate Federal law, including, but not limited to all applicable FDA regulations and DHHS regulations relating to the protection of human subjects (see 45 C.F.R. Part 46, 21 C.F.R. Parts 50 and 56). NCI and Collaborator also agree to comply with all applicable Federal statutes and Public Health Service policies relating to the use and care of laboratory animals (see 7 U.S.C. 2131 et seq.) Additional information is available from the Office for Human Research Protections, Telephone: 301-496-7163. In accordance with the HHS Office for Human Research Protections guidelines, private patient identifiable information shall only be used by Collaborator for licensing applications to the FDA, if required. All other uses of information under this Agreement shall assure that no private patient identifiable information is disclosed.

Amend Article 4.1 “Interim Reports” to read as follows:

4.1	Interim Reports. The Parties shall exchange formal written interim progress reports on a schedule agreed to by the PIs, but at least within twelve (12) six (6) months after this CRADA becomes effective and at least within every twelve (12) six (6) months thereafter. Such reports shall set forth the technical progress made, identifying such problems as may have been encountered and establishing goals and objectives requiring further effort, any modifications to the Research Plan pursuant to Article 3.2, and identify Subject Inventions pursuant to Article 6.1. Oversight Committee reports or copies of CRADA Annual Reports updating the progress of the CRADA research shall satisfy the reporting requirements under this Article 4.1. In addition, copies of the Annual Reports and other pertinent IND data related to NCI protocol # 00-C-0050 (P-92) (including, but not limited to. clinical brochure data, and formulation and preclinical data^ including toxicology findings) shall be exchanged by the Parties as they become available.

Add a new Article 43 as follows:

4.3

Adverse Drug Experience Reporting. Until NCI Protocol #00-C-0050 (P-92) is transferred to Collaborator. DCTD NCI shall report all serious or unexpected adverse events to FDA in accordance with the reporting obligations of 21 CFR 312.32 and will, concurrently, forward all such reports to Collaborator . All other adverse event reports received by DCTD. NCI shall be reported to the FDA consistent with 21 CFR 312.32 and 312.33. In addition, copies of the Annual Reports and other pertinent IND data (including, but not limited to, Clinical Brochure

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data, formulation and preclinical data, including toxicology findings) will be provided to Collaborator as they become available.

In the event that Collaborator informs the FDA of any serious or unexpected adverse events, Collaborator must notify the NCI at the same time. NCI will then notify the investigator(s) conducting studies under NCI-sponsored protocol.

Upon transfer to Collaborator of NCI Protocol #00-C-0050 (P-92). Collaborator shall report all serious or unexpected adverse events to FDA in accordance with the reporting obligations of 21 CFR 312.32. All other adverse event reports received by Collaborator shall be reported to the FDA consistent with 21 CFR 312.32 and 312.33.

Add a new Article 4.4 as follows:

4.4	Annual Reports. NCI shall provide Collaborator a copy of the relevant portions of the Annual Report simultaneously with the submission of the Annual Report to the FDA.

Amend Article 5 “Financial and Staffing Obligations” as follows:

5.1	PHS and Collaborator Contributions. The contributions of the Parties, including personnel, services, property and payment schedules, if applicable, are set forth in Appendix B. PHS shall not be obligated to perform any of the research specified herein or to take any other action required by this CRADA if the funding is not provided as set forth in Appendix B. PHS shall return excess funds to the Collaborator when it sends its final fiscal report pursuant to Article 5.2, except for staffing support pursuant to Article 10.3. Collaborator acknowledges that the U.S. Government will have the authority to retain and expend any excess funds for up to one (1) year subsequent to the expiration or unilateral termination of the CRADA to cover any costs incurred during the term of the CRADA in undertaking the work set forth in the RP.

5.2	Accounting Records. PHS shall maintain separate and distinct current accounts, records, and other evidence supporting all its obligations under this CRADA, and shall provide the Collaborator a final fiscal report reflecting the use of Collaborator funds, technical progress, established goals and objectives pursuant to Article 4.2.

Amend Article 6 “Patent Applications” as follows:

6.2	Filing of Patent Applications. Each party shall be responsible for filing patent or other IP applications in a timely manner and at its own expense and after consultation with the other Party. The Parties will consult and mutually determine a filing strategy for jointly-owned subject inventions. Either Party may elect not to file a patent or other IP application thereon in any particular country or countries, provided it so advises the other Party ninew (90) days prior to the expiration of any applicable filing deadline, priority period, or statutory bar date, and hereby agrees to assign its IP right, title and interest in such country or countries to the Subject Invention to the other Party and to cooperate in the preparation and filing of a patent or other IP applications. If trade secret information or Collaborator Confidential/Proprietary is essential to file a properly enabled patent application. Collaborator will cooperate to provide equivalent information to file such application.

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6.3	Patent Expenses. The expenses attendant to the filing or maintaining of patent or other IP applications generally shall be paid by the Party filing such application. If an exclusive license to any Subject Invention is granted to the Collaborator, the Collaborator shall be responsible for all reasonable past and future out-of-pocket expenses in connection with the preparation, filing, prosecution and maintenance of any applications claiming such exclusively-licensed inventions and any patents or other IP grants that may issue on such applications. The Collaborator may waive its exclusive license rights on any application, patent or other IP grant at any time, and incur no subsequent compensation obligation for that application, patent or IP grant.

6.4	Prosecution of Intellectual Property Applications. Within one month of receipt or filing, each Party shall provide the other Party with copies of the applications and all documents received from or filed with the relevant patent or other IP office in connection with the prosecution of such applications. Each Party shall also provide the other Party with the power to inspect and make copies of all documents retained in the patent or other IP application files by the applicable patent or other IP office. Each Subject Invention made solely by PHS employees shall be owned by PHS.: excluding any PHS agrees to exclude from any patent application Collaborator trade secret information or Collaborator Proprietary/Confidential Information. If such trade secret information or Collaborator Confidential/Proprietary is essential to file a properly enabled patent application. Collaborator will cooperate to provide equivalent information to file such application. Where licensing is contemplated by the Collaborator, t The Parties agree to consult with each other with respect to the prosecution of applications for PHS Subject Inventions and joint Subject Inventions. If the Parties agree that Collaborator shall file and prosecute IP applications on joint Subject Inventions, then Collaborator agrees to grant PHS an associate power of attorney (or its equivalent) on such EP applications.

Amend Article 7 “Licensing” to read as follows:

7.1	Option for Commercialization License. With respect to Government IP rights to any Subject Invention not made solely by the Collaborator’s employees for which a patent or other IP application is filed, PHS hereby grants to the Collaborator an exclusive option to elect an exclusive or nonexclusive commercialization license, which is substantially in the form of the appropriate model PHS license agreement. This option does not apply to Subject Inventions conceived prior to the effective date of this CRADA that are reduced to practice under this CRADA, if prior to that reduction to practice, PHS has filed a patent application on the invention and has licensed it or offered to license it to a third party. To the best of NCI’s knowledge after due inquiry on the date that NCI signed this CRADA no such Subject Invention exists. In the event that it is later determined that any such Subject Invention does exist. Collaborator shall be granted an option to a nonexclusive license for any such Subject Invention licensed to a Third Party on a nonexclusive basis. The terms of the license will fairly reflect the nature of the invention, the relative contributions of the Parties to the invention and the CRADA, the risks incurred by the Collaborator and the costs of subsequent research and development needed to bring the invention to the marketplace. The field of use of the license will be commensurate with the scope of the RP.

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7.2	Exercise of License Option. The option of Article 7.1 must be exercised by written notice mailed within three (3) months after either (i) Collaborator receives written notice from PHS that the patent or other IP application has been filed; or (ii) the date Collaborator files such IP application. Exercise of this option by the Collaborator initiates a negotiation period that expires nine (9) months after the exercise of the option. If the last proposal by the Collaborator has not been responded to in writing by PHS within this nine (9) month period, the negotiation period shall be extended to expire one (1) month after PHS so responds, during which month the Collaborator may accept in writing the final license proposal of PHS. In the absence of such acceptance, or an extension of the time limits by PHS, PHS will be free to license such DP rights to others. In the event that the Collaborator elects the option for an exclusive license, but no such license is executed during the negotiation period, PHS agrees not to make an offer for an exclusive license on more favorable terms to a third party for a period of six (6) months without first offering Collaborator those more favorable terms. These times may be extended at the sole discretion of PHS upon good cause shown in writing by the Collaborator.

7.5	Third Party License. Pursuant to 15 U.S.C. 3710a(b)(l)(B), if PHS grants an exclusive license to a Subject Invention made wholly by PHS employees or jointly with a Collaborator under this CRADA, the Government shall retain the right to require the Collaborator to grant to a responsible applicant a nonexclusive, partially exclusive, or exclusive sublicense to use the invention in Collaborator’s licensed field of use on terms that are reasonable under the circumstances; or if the Collaborator fails to grant such a license, to grant the license itself. The exercise of such rights by the Government shall only be in exceptional circumstances and only if the Government determines (i) the action is necessary to meet health or safety needs that are not reasonably satisfied by Collaborator, (ii) the action is necessary to meet requirements for public use specified by Federal regulations, and such requirements are not reasonably satisfied by the Collaborator; or (iii) the Collaborator has failed to comply with an agreement containing provisions described in 15 U.S.C. 3710a(c)(4)(B). The determination made by the Government under this Article is subject to administrative appeal and judicial review under 35 U.S.C. 203(2). Subject to Article 7.4 herein, the Collaborator shall retain ownership in any intellectual property to which the Collaborator has title prior to this CRADA. or which is outside the workscope of this CRADA.

Amend Article 8 “ Proprietary Rights and Publication” to read as follows:

8.1	Right of Access. PHS and the Collaborator agree to exchange all Subject Data and Research Materials produced in the course of research under this CRADA whether developed solely by PHS. jointly with Collaborator or solely by the Collaborator. Research Materials will be shared equally by the Parties to the CRADA unless other disposition is agreed to by the Parties. All Parties to this CRADA will be free to utilize Subject Data and Research Materials for their own purposes, consistent with their obligations under this CRADA.

8.3

Dissemination of Subject Data and Research Materials. To the extent permitted by law, the Collaborator and PHS agree to use reasonable efforts to keep Subject Data and Research Materials confidential until published or until corresponding patent applications are filed. Any information that would identify human subjects of research or patients will always be maintained confidentially. To the extent permitted by law and subject to the other provisions of Article 8.

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the Collaborator shall have the exclusive right to use any and all CRADA Subject Data in and for any regulatory filing by or on behalf of Collaborator, except that PHS shall have the exclusive right to use Subject Data for that purpose, and authorize others to do so, if the CRADA is terminated or if Collaborator abandons its commercialization efforts. Collaborator acknowledges the basic research mission of the PHS, and agrees that after publication, PHS may make unpatented research materials arising out of this CRADA available to third parties for further research.

Modify Article 8.4 as follows:

8.4.	Proprietary/Confidential Information. Each Party agrees to limit its disclosure of Proprietary/Confidential Information to the amount necessary to carry out the Research Plan of this CRADA, and shall place a confidentiality notice on all such information. Confidential oral communications shall be reduced to writing within 30 days by the disclosing Party. Each Party receiving Proprietary/Confidential Information agrees that any information so designated shall be used by it only for the purposes described in the attached Research Plan. Any Party may object to the designation of information as Proprietary/Confidential Information by another Party. Subject Data and Research Materials developed solely by the Collaborator may be designated as Proprietary/Confidential Information when they are wholly separable from the Subject Data and Research Materials developed jointly with PHS investigators, and advance designation of such data and material categories is set forth in the RP. The exchange of other confidential information, e.g. patient-identifying data Identifiable Private Information, should be similarly limited and treated shall be subject to the terms of Article 8.10. Jointly developed Subject Data and Research Material derived from the Research Plan may be disclosed by Collaborator to a third party under a confidentiality agreement for the purpose of possible sublicensing pursuant to the Licensing Agreement and subject to Article 8.7.

8.6	Duration of Confidentiality Obligation. The obligation to maintain the confidentiality of Proprietary/Confidential Information shall expire at the earlier of the date when the information is no longer Proprietary Information as defined in Article 2.7 or three, (3) five (5) years after the expiration or termination date of this CRADA. The Collaborator may request an extension to this term when necessary to protect Proprietary/Confidential Information relating to products not yet commercialized.

8.7	Publication. The Parties are encouraged to make publicly available the results of their research. Before either Party submits a paper or abstract for publication or otherwise intends to publicly disclose information about a Subject Invention, Subject Data or Research Materials, the other Party shall be provided thirty (30) days to review the proposed publication or disclosure to assure that Proprietary/Confidential Information is protected. The other party may request such publication to be revised if it discloses Proprietary/Confidential information. The publication or other disclosure shall be delayed for up to thirty (30) sixty (60) additional days upon written request by any Party as necessary to preserve U.S. or foreign patent or other IP rights. If trade secret information or Collaborator Proprietary/Confidential is essential to publish or otherwise publicly disclose as outlined above. Collaborator will cooperate to provide equivalent information to file such application.

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Add a new Article 8.8 as follows:

8.8	Extramural Research and Data. In pursuing the development of Agent pursuant to this CRADA, NIH may will utilize extramural investigators for part or all of the completion of this Research Plan. through Funding Agreements. Participation by extermural investigators shall DC determined after competitive solicitation and review of study protocols by NIH. However, said extramural investigators are not Parties to this CRADA, and this CRADA does not address rights to intellectual property created by such investigators. Nonetheless:

a.	To the extent permitted by law and subject to the other provisions of Article 8 of this CRADA, NIH shall maintain all IND, Clinical Data and Results, and Raw Data in NIH’s Possession and Control as Proprietary and CONFIDENTIAL, and make them data related to NCI Protocol 00-C-0050 (P-92) available exclusively to the Collaborator, for its own use and for use in obtaining FDA approval for the commercial marketing of Subject Inventions and Agent products. Accordingly, said data shall not be transferable to any third party by Collaborator without the written permission of the NCI, which will not be unreasonably withheld.

b.	NIH shall not execute a Funding Agreement for preclinical studies or clinical trials for the development of Agent unless the extramural investigator agrees to confidentiality provisions at least as restrictive as provided in this CRADA and to the Collaborator’s exclusive use of data, in accordance with Article 8.8 (a), for its own use and for use in obtaining FDA approval for the commercial marketing of Agent.

c.	To the extent permitted by law, Clinical Data and Results and Raw Data will be made available exclusively to Collaborator, the NCI and the FDA, as appropriate and for use in obtaining pharmaceutic regulatory approval for the commercial marketing of Agent.

d.	Until NCI Protocol #00-C-0050 (P-92) is transferred to Collaborator, in In seeking direct access to Clinical Data and Results and Raw Data or any other information that is in the possession of extramural investigators under a Funding Agreement working with Agent under the sponsorship of NCI, Collaborator shall first contact the Regulatory Affairs Branch, (RAB) NCI [telephone: 301-496-7912]. Subsequent to authorization by RAB, Collaborator may directly contact the extramural investigators. Costs associated with providing Clinical Data and Results or Raw Data to Collaborator in customized formats shall be borne by Collaborator.

e.	Collaborator’s exclusive access under subsection (a) above to Clinical Data and Results and Raw Data in NIH’s Possession and Control is dependent, however, upon Collaborator’s continued development and commercialization of the technology. In the event that Collaborator discontinues development or commercialization of the technology without the transfer of its development efforts to another party, NCI retains the right to make the Clinical Data and Results and Raw Data in NIH’s Possession and Control available to another collaborator.

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Add a new Article 8.9 “Retention and Disposition of Patient Samples” as follows:

8.9	Retention and Disposition of Patient Samples. The parties anticipate that certain patients enrolled in the clinical trial performed under this CRADA will be removed from the study for any number of reasons including the following examples:

1. Patient unable to obtain a complete response with chemotherapy

2. Tumor returns after chemotherapy while waiting to start vaccine

3. Tumor returns after vaccinations are completed

4. Patient is unable to tolerate the treatment

Collaborator agrees that in the event a patient is removed from the study performed under this CRADA for any reason, the patient shall be free to enter any other trial and their biopsies, hybridomas and associated clinical or biopsy data needed for such a new trial will be transferred for use in that study. Collaborator will cooperate in transferring all required information upon receipt of written patient authorization to such transfer to the specified recipient. Collaborator will not use patient samples or derivatives thereof for purposes not specified in this CRADA.

Add a new Article 8.10 “Access Review and Receipt of Identifiable Private Information” as follows:

8.10	Access, Review and Receipt of Identifiable Private Information. Collaborator access to and review of Identifiable Private Information shall be only for on-site quality auditing. Collaborator will receive Identifiable Private Information only for purposes of satisfying FDA or other health authorities’ reporting requirements, and for internal research purposes directly related to obtaining regulatory approval of Agent. Collaborator is prohibited from access, review, receipt, or use of such information for other purposes. All IRB approved protocol and informed consent documents related to this research project will clearly describe this practice. If the Collaborator will have access to Identifiable Private Information, the protocol and the informed consent must clearly state (i) the existence of the Collaborator; (ii) the Collaborator’s access to Identifiable Private Information, if any, and (iii) the extent to which confidentiality will be maintained . For clinical protocol involving a third party, the other party’s access, review, receipt, or use of Identifiable Private Information shall be subject to the same limitations as described in this Article 8.10.

Add a new Article 8.11 “Multi-Party Data” as follows:

8.11	“Multi-ParryData” means clinical data which is collected from clinical studies sponsored by NCI for combinations of proprietary investigational agents supplied by more than one Collaborator.

For clinical protocol(s) where Agent is used in combination with another proprietary investigational agent which is the subject of another Clinical Trials Agreement or Cooperative Research and Development Agreement, the access to and use of data by Collaborator and party supplying other agent (hereinafter referred to as “Other Party”) shall be as follows (data pertaining to such combination use shall hereinafter be referred to as “Multi-Party Data.’”):

i.	NCI must provide all parties with written notice regarding the existence

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and nature of any agreements governing their collaboration with NIH. the design of proposed combination protocols), and the existence of any obligations which would tend to restrict NCI’s participation in proposed combination protocols.

ii.	Collaborator shall agree to permit use of the Multi-Party Data from these clinical trials by Other Party to the extent necessary to allow Other Party to develop, obtain regulatory approval of. or commercialize its own proprietary investigational agent, provided Other Party permits Collaborator similar, reciprocal rights to use Multi-Party Data.

iii.	Any Party having the right to use the Multi-Party Data from these trials must agree in writing prior to the commencement of the trials that it will use the Multi-Party Data solely for development, regulatory approval, and commercialization of its own proprietary investigational agent(s).

Amend Article 10 “Termination” as follows:

10.2	Unilateral Termination. Either PHS or the Collaborator may unilaterally terminate this entire CRADA at any time by giving written notice at least thirty (30) sixty (60) days prior to the desired termination date, and any rights accrued in property, patents or other IP rights shall be disposed of as provided in paragraph 10.1, except that PHS may, at its option, retain funds transferred to PHS prior to unilateral termination by Collaborator for use in completing the Research Plan solely or with another partner. However, in the event of unilateral termination by Collaborator. Collaborator’s obligation under Article 3.8 will survive termination to the extent reasonably necessary to complete approved clinical studies under mutually agreed upon protocol. If Collaborator elects to terminate its development of Agent without the transfer of its development efforts to support a level of production equivalent to that which was ongoing at the time of termination, and NCI elects to continue its development of Agent, then Collaborator agrees to maintain its IND. to provide a letter of cross-reference to Collaborator’s IND. and to provide financial support for personnel, reagents, supplies, and equipment necessary to transfer back to NCI all vaccine production, including, but not limited to all relevant biological and immunological assays. Such obligation shall last until either a date on which vaccine production and related assays are fully transferred back to NCI or one two year after the notification from Collaborator to NCI that Collaborator elects to terminate its development of Agent, whichever comes first. Notwithstanding the foregoing, if NCI has executed an agreement with anew collaborator or third party to be involved in development of Agent. Collaborator’s funding obligations shall be terminated immediately.

10.3

Staffing. If this CRADA is mutually or unilaterally terminated by the Collaborator prior to its expiration, funds will nevertheless remain available to PHS for continuing any staffing commitment made by the Collaborator pursuant to Article 5.1 above and Appendix B, if

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applicable, for a period of six (0) months one year after such termination. If there are insufficient funds to cover this expense, the Collaborator agrees to pay the difference.

Add a new Article 10.6 as follows:

10.6	Research License and Alternative Sources of Supply in the Event Collaborator Terminates Development of Agent

a.	Collaborator hereby grants to NCI a nonexclusive, nontransferable, irrevocable, paid-up license to practice or have practiced for or on behalf of the United States any Subject Invention which Collaborator may have or obtain on Agent, its manufacture, or on the process for use of Agent, throughout the world, for medical research purposes, including those related to or connected with the therapy of cancer; but this license shall become effective only if and when Collaborator terminates its development of Agent without the transfer of its development efforts to another party, and NCI elects to continue the development of Agent.

a.	If Collaborator elects to terminate its development of Agent without the transfer of its development efforts to another party, and NCI elects to continue its development of Agent, then Collaborator will:

(i)	allow NCI to purchase at cost said Agent from Collaborator inventory; or

(ii)	arrange for an independent contractor to manufacture and provide for NCI purchase of said agent at cost; or

(i)	provide to NCI all information necessary to allow NCI to contract and manufacture said Agent independent of Collaborator; or

(ii)	arrange for alternative and cost-effective method of Agent production for use in preclinical studies and clinical trials. Such obligation shall last until either a date on which an alternate source of equivalent materials, acceptable to NCI, can be obtained by NCI, or one year after the date of notification from Collaborator to NCI that Collaborator elects to terminate its development of Agent, whichever comes first.

Modify the first sentence in Article 12.3 as follows:

The Collaborator agrees to hold the U.S. Government harmless and to indemnify the Government for all liabilities, demands, damages, expenses and losses arising out of the use by the Collaborator for any purpose of the Subject Data, additional Clinical Data and Results and Raw Data in NTH’s Possession and Control. Research Materials and/or Subject Inventions produced in whole or part by PHS employees under this CRADA, unless due to the negligence or willful misconduct of PHS, its employees, or agents.

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Modify Article 13.1 as follows:

13.1	Governing Law. The construction, validity, performance and effect of this CRADA shall be governed by Federal law, as applied by the Federal Courts in the District of Columbia. Federal law and regulations will preempt any conflicting or inconsistent provisions in this CRADA. NCI and Collaborator, if Collaborator is sponsoring trials at the NTH under this CRADA, shall comply with all Department of Health and Human Services regulations relating to Human Subject use. and all Public Health Service policies relating to the use and care of laboratory animals.

Add the following to the beginning of Article 13.2 as follows:

13.2	The Parties hereby modify their rights under the following prior agreements:

Confidential Disclosure Agreement:

# 2-02244-01

Subject: “Discussions for the entering into of a Cooperative Research & Development Agreement (“CRADA”) for the development and production of idiotvpe vaccines against B-cell lymphoma.”

Executed: September 20, 2000.

and the Parties agree that the information provided thereunder is now governed, retroactive to the date of the LOI (January. 09. 2001). by the confidentiality and intellectual Property terms of this CRADA.

Add a new Article 13.13 as follows:

13.13	FDA Meetings. All meetings with FDA concerning clinical studies for the development of Agent within the scope of the CRADA Research Plan will be discussed by Collaborator and NCI in advance and will be held on mutually agreed upon dates. Collaborator reserves the right to set jointly with NCI the agenda for any such meeting.

Modify Article 13.8 “Notices” as follows:

13.8	Notices. All notices pertaining to or required by this CRADA shall be in writing and shall be signed by an authorized representative and shall be delivered by hand or sent by certified mail, return receipt requested, or by recognized national overnight carrier, with postage prepaid, to the addresses indicated on the signature page for each Party. Notices regarding the exercise of license options shall be made pursuant to Article 7.2. Any Party may change such address by notice given to the other Party in the manner set forth above.

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Modify Article 13.9 “Independent Contractors” as follows:

13.9	Independent Contractors. The relationship of the Parties to this CRADA is that of independent contractors and not agents of each other or joint venturers or partners. Each Party shall maintain sole and exclusive control over its personnel and operations. Collaborator employees who will be working at PHS facilities may be asked to sign a Guest Researcher or Special Volunteer Agreement appropriately modified in view of the terms of this CRADA. If Collaborator elects to perform any portion of the Research Plan through a contractor or consultant. Collaborator agrees to incorporate into such contracts all provisions necessary to ensure that the work of such contractors or consultants is governed by the terms of the CRADA. In addition Collaborator will have incorporated in any agreement with any contractor or consultant contemplated hereby a provision for the assignment of inventions of the contractor or consultant to the Collaborator: such inventions shall be deemed Subject Inventions of the Collaborator. Some of the studies of the Research Plan for this CRADA may be conducted by a contractor working on behalf of the NIH. It is the intent of the NIH that the contractor not perform any duties likely to generate intellectual property. However, the Collaborator is aware that pursuant to the Bayh-Dole Act (codified art 35 USC, Chapter 18). the contractor may elect title to any inventions it makes in the performance of its contract duties. Such contractor inventions are not subject to the terms of this CRADA.

Amend Article 14.2 Survivability by including Articles 4.3 (Adverse Drug Experience Reporting) and 10.6 (Research License and Alternative Sources of Supply in the Event that Collaborator Terminates Development of Agent) and the last sentence of Article 10.2 (regarding drug supply in the event of collaborator’s unilateral termination) as provisions that will survive termination of this CRADA.

14.2 Survivability. The provisions of Articles 4.2. 4.3. 5-8. Article 10.2. 10.3-10.5.10.6. 11.1, 12.2-12.4, 13.1, 13.10 and 14.2 shall survive the termination of this CRADA.

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APPENDIX D

LETTER OF INTENT

AND

EXTENSION TO LETTER OF INTENT

CRADA #01030

DEPARTMENT OF HEALTH AND HUMAN SERVICES		Public Health Service

December 14, 2000		National Institutes of Health National Cancer Institute Technology Development and Commercialization Branch NCI-FCRDC P.O. Box B, FVC/502 Frederick, MD 21702-1201

Dr. Christopher Kyriakides Chief Executive Officer Biovest International, Inc. 8500 Evergreen Blvd. Coon Rapids, Minnesota 55433		Overnight Delivery Address 1003 West Seventh Street Fairview Center, Suite 502 Frederick; MD 21702 301-846-5465 301-846-6820 FAX
REFERENCE:
Proposed Cooperative Research and Development Agreement (CRADA)
CRADA #: 01030
NIH Principal Investigator:	Larry W. Kwak, M.D., Ph.D.
Collaborator Investigator:	Dr. Christopher Kyriakides
Development of Idiotype Tumor Vaccines for Treatment of B-cell Lymphomas

***Letter of Intent***

Dear Dr. Kyriakides,

“ It is my understanding that a cooperative research and development project between the parties referenced below is being considered. Accordingly, until a formal Collaborative Research and Development Agreement (CRADA) is reviewed by the CRADA Subcommittee and approved by the Director, National Cancer Institute (NCI), this letter is offered to permitjoint research to commence. However, in the case of human clinical trials which are a part of the subject CRADA, the Parties agree that all such trials which may begin prior to the execution of the formal CRADA Agreement shall be preceded by the appropriate US Food and Drug Administration IND approval (or international equivalents thereof).

It is acknowledged by the parties below that cooperative research pursuant to the Research Plan, attached as Appendix A, will be conducted informally by the NCI Principal Investigator(s) and Collaborator pending formal approval of this CRADA. It is further acknowledged that patentable inventions may be made by NCI employees and employees of the Collaborator. Pursuant to its authority under the Federal Technology Transfer Act of 1986, NCI agrees that should this CRADA be approved, it will have retroactive effect to the date that the last party has executed this Letter for any inventions that may be made under this Research Plan. NCI further agrees that should this CRADA be approved it will have retroactive effect to the date that the last party has executed this Letter for confidentiality obligations specified in the NIH Model CRADA. The NIH Model CRADA provisions for the protection of proprietary information are incorporated in this letter of intent by reference and are considered controlling during the period of informal joint research. These provisions include, but are not limited to, Articles 2.7 and 8.1-8.7. The NIH Model CRADA is attached as Appendix B.

You understand, however, that this Letter is not a commitment on the part of either party to enter into a CRADA. Further, this Letter is effective for a term of six months. The six month term may be extended, provided the CRADA is under active negotiation and the collaborative research is continuing. Assuming the necessary approvals are forthcoming, we look forward to a successful collaboration.

Sincerely,

/s/ Kathleen Sybert
Kathleen Sybert, Ph.D.
Chief, TDCB, NCI

ACCEPTED AND AGREED TO:

National Cancer Institute	Biovest International, Inc.

/s/ Alan S. Rabson	/s/ Dr. Christopher Kyriakides
Alan S. Rabson, M.D.	Dr. Christopher Kyriakides
Deputy Director, NCI	Chief Executive Officer

Date 12/22/00	Date 1/9/01

DEPARTMENT OF HEALTH & HUMAN SERVICES .	Public Health Service

National Institutes of Health National Cancer Institute Technology Transfer Branch NCI-Frederick PO BOX B Fairview Center, Suite 502 Frederick, MD 21702-1201 (301) 846-5465 (301) 846-6820 fax

Dr. Christopher Kyriakides

Chief Executive Officer

Biovest International, Inc.

8500 Evergreen Blvd.

Coon Rapids, Minnesota 55433

Re:	Proposed Cooperative Research and Development Agreement (CRADA)

Proposed CRADA #: 01030

NCI Principal Investigator: Larry W. Kwak, M.D., Ph.D.

Collaborator Investigator: Christopher Kyriakides, M.D.

Title: Development of Hybridoma-based Idiotypic Tumor Vaccines for the Treatment of Follicular B-cell Lymphoma.

Dear Dr. Kriakides,

It is my understanding that a cooperative research and development project between the parties referenced below is being considered. Accordingly, until a formal Collaborative Research and Development Agreement (CRADA) is reviewed by the CRADA Subcommittee and approved by the Director, National Cancer Institute (NCI), the attached Letter of Intent and its associated appendices was executed to permit joint research to commence. At this time both parties agree to extend the term of the Letter of Intent an additional 3 months. Upon signature of all parties to this extension of the Letter of Intent, the new expiration date of the Letter of Intent is October 09, 2001. All terms and conditions of the original Letter of Intent shall be in force through the time period covered under this extension.

You understand, however, that the Letter of Intent is not a commitment on the part of either party to enter into a CRADA. Assuming the necessary approvals are forthcoming, we look forward to a successful collaboration.

Sincerely,

/s/ Kathleen K. Sybert
Kathleen K. Sybert, Ph.D., J.D.
Chief, TTB, NCI

AUTHORIZED SIGNATURES ON NEXT PAGE

Proposed CRADA #: 01030                  Letter of Intent Extension

NCI Principal Investigator: Larry W. Kwak, M.D., Ph.D.

Collaborator Investigator: Christopher Kyriakides, M.D.

Title: Development of Hybridoma-based Idiotypic Tumor Vaccines for the Treatment of Follicular B-cell Lymphoma.

ACCEPTED AND AGREED TO:

National Cancer Institute	Biovest International, Inc.

/s/ Alan Rabson	/s/ Christopher Kyriakides
Alan Rabson, M.D.	Christopher Kyriakides, M.D.
Deputy Director, NCI	Chief Executive Officer, Biovest

6/14/01	6/25/01
Date	Date

Attachments:

Original Letter of Intent and Associated Appendices (A and B)